Exhibit 99.2




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                     CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                     Base Period - 12/31/2003


01.01 -  IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------
 01 - CVM Code      02  - Name of Company                                     03 - Taxpayer No.
       00043-4      Aracruz Celulose S.A.                                     42.157.511/0001-61

----------------------------------------------------------------------------------------------------------------------
04 - NIRE
 3200000
----------------------------------------------------------------------------------------------------------------------



01.02 - ADDRESS OF HEAD OFFICES
----------------------------------------------------------------------------------------------------------------------
01 - Complete Address                                                                         02 - District
Cam. Barra do Riacho, s/n - km 25                                                             Barra do Riacho
----------------------------------------------------------------------------------------------------------------------
03 - Zip Code (CEP)      04 - City                                                              05 - State
  29.197-000             Aracruz                                                                 Espirito Santo
----------------------------------------------------------------------------------------------------------------------
06 -Area Code            07 - Telephone    08 - Telephone        09 - Telephone            10 - Telex
  027                     3270-2442           3270-2540
----------------------------------------------------------------------------------------------------------------------
11 - AREA CODE           12 - FAX          13 - FAX                14 - FAX
   027                   3270-2590
----------------------------------------------------------------------------------------------------------------------



01.03 - DIRECTOR OF MARKET RELATIONS (Business address)
----------------------------------------------------------------------------------------------------------------------
01  - NAME
      Isac Roffe Zagury
----------------------------------------------------------------------------------------------------------------------
02 - Complete Address                                                           03 - District
Rua Lauro Muller, 116 -  40 th Floor                                            Botafogo
----------------------------------------------------------------------------------------------------------------------
04 - Zip Code (CEP)              05 - City                                                        06 - State
 22.290-160                     Rio de Janeiro                                                    Rio de Janeiro
----------------------------------------------------------------------------------------------------------------------
07 - Area Code                  08 - Telephone    09 -  Telephone          10 - Telephone         11 - Telex
  021                           3820-8160              3820-8139                    -                   -
----------------------------------------------------------------------------------------------------------------------
12 - Area Code                 13 - FAX NO.        14 - FAX NO.             15 - FAX NO.
  021                           2541-7947              3820-8202
----------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
  iz@aracruz.com.br
----------------------------------------------------------------------------------------------------------------------



01.04 -  ACCOUNTANT / REFERENCE
----------------------------------------------------------------------------------------------------------------------
1 -EXERCISE                              2 - SOCIAL EXERCISE  DATE BEGINNING        3 - SOCIAL EXERCISE  DATE ENDING
----------------------------------------------------------------------------------------------------------------------
1 -  CURRENT YEAR                                         01/01/2003                             12/31/2003
----------------------------------------------------------------------------------------------------------------------
2 - LAST  YEAR                                            01/01/2002                             12/31/2002
----------------------------------------------------------------------------------------------------------------------
3 - NEXT LAST YEAR                                        01/01/2001                             12/31/2001
----------------------------------------------------------------------------------------------------------------------
4 - NAME / ACCOUNTANT CORPORATE NAME                                                5 - CVM CODE
PricewaterhouseCoopers Auditores Independentes S.C.                                 00287-9
----------------------------------------------------------------------------------------------------------------------
6 - NAME OF THE TECHINICAL RESPONSIBLE                       7 - CPF N(0)
  Marcos D. Panassol                                         063.702.238-67
----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.:  1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                             CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                             Base Period - 12/31/2003


01.01 -  IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------
 01 - CVM Code      02  - Name of Company                                     03 - Taxpayer No.
       00043-4      Aracruz Celulose S.A.                                     42.157.511/0001-61
----------------------------------------------------------------------------------------------------------------------



01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASUARY STOCK
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF SHARES                     1                             2                            3
             (MIL)                       12/31/2003                   12/31/2002                    12/31/2001
----------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL
----------------------------------------------------------------------------------------------------------------------
   1 - COMMON                                     455,391                      455,391                       455,391
----------------------------------------------------------------------------------------------------------------------
   2 -PREFERRED                                   577,163                      577,163                       622,529
----------------------------------------------------------------------------------------------------------------------
   3 - TOTAL                                    1,032,554                    1,032,554                     1,077,920
----------------------------------------------------------------------------------------------------------------------
IN TREASUARY
----------------------------------------------------------------------------------------------------------------------
   4 - COMMON                                         483                          483                           483
----------------------------------------------------------------------------------------------------------------------
   5 -PREFERRED                                     1,378                        1,374                        45,366
----------------------------------------------------------------------------------------------------------------------
   6 - TOTAL                                        1,861                        1,857                        45,849
----------------------------------------------------------------------------------------------------------------------



01.06 - COMPANY  FEATURE
----------------------------------------------------------------------------------------------------------------------
  1 - TYPE OF COMPANY

   Commercial,  Industrial &  Other  Types  Of   Business
----------------------------------------------------------------------------------------------------------------------
  2 - SITUATION

  In Operation
----------------------------------------------------------------------------------------------------------------------
  3 - ACTIVITY CODE

  1160100  -  Pulp Industry
----------------------------------------------------------------------------------------------------------------------
  4 - ACTIVITY OF THE COMAPNY

  Production Of Bleached Eucalyptus Pulp
----------------------------------------------------------------------------------------------------------------------
  5 -TYPE OF CONSOLIDATION

  Total
----------------------------------------------------------------------------------------------------------------------



01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
----------------------------------------------------------------------------------------------------------------------
         01 - ITEM           02 - TAXPAYER NO.                              03 - NAME
----------------------------------------------------------------------------------------------------------------------



01.08 - PROVENTOS EM DINHEIRO
----------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - EVENT   3 - APPROVAL    4 - PROVENTO  5 - PAYMENT  6 - TYPE STOCK    7 -  STOCK VALUE PROVENT
                                                        BEGAN
----------------------------------------------------------------------------------------------------------------------



01.09 - DIRECTOR OF MARKET RELATIONS
----------------------------------------------------------------------------------------------------------------------
      01  - DATE                          02 - SIGNATURE
        01/12/2004                        /s/ Isac Roffe Zagury
----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.:  2


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003 4 - DATE - 12/31/2002  5 - DATE - 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------
1           TOTAL ASSETS                                              7,905,897              6,444,482             5,379,463
-----------------------------------------------------------------------------------------------------------------------------
1.1         CURRENT ASSETS                                            1,490,449              1,329,065             1,314,297
-----------------------------------------------------------------------------------------------------------------------------
1.1.1       CASH AND CASH EQUIVALENTS                                     3,809                 14,033                 1,277
-----------------------------------------------------------------------------------------------------------------------------
1.1.2       CREDITS                                                     524,984                331,841               307,187
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                   471,061                231,154               193,362
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.2     EMPLOYEES                                                     3,811                  3,171                 2,892
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.3     SUPPLIERS                                                     2,621                    979                 4,060
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.4     SUBSIDIARIES                                                      5                     35                    86
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.5     TAXES                                                        37,268                 88,226               106,133
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.6     OTHERS                                                       10,218                  8,276                   654
-----------------------------------------------------------------------------------------------------------------------------
1.1.3       INVENTORIES                                                 135,228                104,740                60,948
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.1     SUPPLIES                                                     59,184                 53,192                37,574
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.2     RAW MATERIALS                                                45,328                 31,024                16,844
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.3     FINISHED GOODS                                               27,373                 17,348                 4,486
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.4     PRODUCTSD IN PROCESS                                          3,131                  2,963                 1,831
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.5     OTHERS                                                          212                    213                   213
-----------------------------------------------------------------------------------------------------------------------------
1.1.4       OTHERS                                                      826,428                878,451               944,885
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.1     DEBT SECURITIES                                             826,286                877,867               940,906
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.2     FIXED ASSETS AVAILABLE FOR SALE                                   0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.3     PREPAID EXPENSES                                                132                    574                 3,969
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.4     OTHERS                                                           10                     10                    10
-----------------------------------------------------------------------------------------------------------------------------
1.2         LONG-TERM ASSETS                                            144,287                279,110               319,071
-----------------------------------------------------------------------------------------------------------------------------
1.2.1       CREDITS                                                     101,717                239,438               256,853
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS                           12,773                 18,099                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.2     SUPPLIERS                                                    88,944                 53,470                35,656
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.3     TAXES                                                             0                167,869               221,197
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.4     OTHERS                                                            0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                           534                    692                24,604
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.1     FROM AFFILIATES                                                   0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.2     FROM SUBSIDIARIES                                               534                    692                24,604
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.3     OTHERS                                                            0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.:  3


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003 4 - DATE - 12/31/2002  5 - DATE - 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------
1.2.3       OTHERS                                                   42,036                  38,980                 37,614
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.1     DEBT SECURITIES                                               0                       0                      0
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.2     ESCROW DEPOSITS                                          40,469                  37,412                 35,949
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.3     OTHERS                                                    1,567                   1,568                  1,665
-----------------------------------------------------------------------------------------------------------------------------
1.3         FIXED ASSETS                                          6,271,161               4,836,307              3,746,095
-----------------------------------------------------------------------------------------------------------------------------
1.3.1       INVESTMENTS                                           2,742,707               1,369,619                782,321
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.1     IN AFFILIATES                                                 0                       0                      0
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.2     IN SUBSIDIARIES                                       2,742,437               1,369,349                781,975
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.3     OTHER COMPANIES                                             270                     270                    346
-----------------------------------------------------------------------------------------------------------------------------
1.3.2       PROPERTY, PLANT AND EQUIPMENT                         3,516,928               3,451,926              2,944,080
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.1     LAND                                                    480,190                 410,993                284,234
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.2     BUILDINGS                                               411,334                 351,144                273,593
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.3     MACHINERY AND EQUIPMENT                               2,027,804               2,025,663              1,289,244
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.4     FORESTS                                                 525,683                 402,427                278,170
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.5     CONSTRUCTION IN PROGRESS                                 19,066                 218,034                780,440
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.7     GOODS OF THE ADMINISTRATIVE SECTION AND OTHER GOODS      52,851                  43,665                 38,399
-----------------------------------------------------------------------------------------------------------------------------
1.3.3       DEFERRED CHARGES                                         11,526                  14,762                 19,694
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.1     INDUSTRIAL                                               11,422                  14,359                 17,388
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.2     FORESTS                                                       0                       0                      5
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.3     ADMINISTRATIVE                                                0                       0                    271
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.4     OTHERS                                                      104                     403                  2,030
-----------------------------------------------------------------------------------------------------------------------------


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                                                                        Pag.:  4


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2003   4 - DATE - 12/31/2002   5 - DATE - 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------
2             TOTAL LIABILITIES                                  7,905,897               6,444,482               5,379,463
-----------------------------------------------------------------------------------------------------------------------------
2.1           CURRENT LIABILITIES                                1,850,041               1,687,182               1,176,007
-----------------------------------------------------------------------------------------------------------------------------
2.1.1         LOANS AND FINANCING                                  893,661               1,162,862                 558,200
-----------------------------------------------------------------------------------------------------------------------------
2.1.2         DEBENTURES                                                 0                       0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.1.3         SUPPLIERS                                            174,306                 135,763                 119,072
-----------------------------------------------------------------------------------------------------------------------------
2.1.4         TAXES                                                 44,243                  10,013                  74,885
-----------------------------------------------------------------------------------------------------------------------------
2.1.5         DIVIDENDS PAYABLE                                      1,471                   1,016                     746
-----------------------------------------------------------------------------------------------------------------------------
2.1.6         PROVISIONS                                            25,630                  21,719                  19,771
-----------------------------------------------------------------------------------------------------------------------------
2.1.6.1       VACATION AND 13th  SALARY                             12,067                   9,687                   8,259
-----------------------------------------------------------------------------------------------------------------------------
2.1.6.2       PROFIT SHARING                                        13,563                  12,032                  11,512
-----------------------------------------------------------------------------------------------------------------------------
2.1.7         LOANS FROM RELATED PARTIES                           350,610                 108,446                 223,278
-----------------------------------------------------------------------------------------------------------------------------
2.1.7.1       ADVANCES FROM SUBSIDIAIES                            349,991                 107,911                 223,034
-----------------------------------------------------------------------------------------------------------------------------
2.1.7.2       OTHERS                                                     0                       0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.1.7.3       OTHER DEBTS TO SUBSIDIARIES                              619                     535                     244
-----------------------------------------------------------------------------------------------------------------------------
2.1.8         OTHERS                                               360,120                 247,363                 180,055
-----------------------------------------------------------------------------------------------------------------------------
2.1.8.1       OTHERS                                                   120                      32                      55
-----------------------------------------------------------------------------------------------------------------------------
2.1.8.2       PROPOSED DIVIDENDS                                   360,000                 247,331                 180,000
-----------------------------------------------------------------------------------------------------------------------------
2.2           LONG-TERM LIABILITIES                              3,243,797               2,496,928               1,748,326
-----------------------------------------------------------------------------------------------------------------------------
2.2.1         LOANS AND FINANCING                                1,071,706               1,055,010               1,337,184
-----------------------------------------------------------------------------------------------------------------------------
2.2.2         DEBENTURES                                                 0                       0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.2.3         PROVISION                                            325,665                 230,800                 163,341
-----------------------------------------------------------------------------------------------------------------------------
2.2.3.1       LABOR CONTINGENCIES                                   17,278                  14,241                  12,598
-----------------------------------------------------------------------------------------------------------------------------
2.2.3.2       TAX CONTINGENCIES                                    234,269                 216,559                 150,743
-----------------------------------------------------------------------------------------------------------------------------
2.2.3.3       OTHERS                                                74,118                       0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.2.4         LOANS FROM RELATED PARTIES                         1,733,520               1,130,656                 232,040
-----------------------------------------------------------------------------------------------------------------------------
2.2.4.1       ADVANCES FROM SUBSIDIARIES                         1,733,520               1,130,656                 232,040
-----------------------------------------------------------------------------------------------------------------------------
2.2.5         OTHERS                                               112,906                  80,462                  15,761
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.01      SUPPLIERS                                             43,979                  71,065                  15,761
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.02      OTHERS                                                68,927                   9,397                       0
-----------------------------------------------------------------------------------------------------------------------------


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                                                                        Pag.:  5


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003 4 - DATE - 12/31/2002  5 - DATE - 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------
2.5         STOCKHOLDER'S EQUITY                               2,812,059                2,260,372               2,455,130
-----------------------------------------------------------------------------------------------------------------------------
2.5.1       PAID-IN CAPITAL                                    1,854,507                1,854,507               1,854,507
-----------------------------------------------------------------------------------------------------------------------------
2.5.1.1     COMMON STOCK                                         783,599                  783,599                 783,599
-----------------------------------------------------------------------------------------------------------------------------
2.5.1.2     PREFERRED STOCK                                    1,070,908                1,070,908               1,070,908
-----------------------------------------------------------------------------------------------------------------------------
2.5.2       CAPITAL RESERVES                                     100,931                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3       REVALUATION RESERVE                                        0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3.1     OWN ASSETS                                                 0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3.2     SUBSIDIARIES / AFFILIATES                                  0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4       REVENUE RESERVES                                     856,621                  405,865                 600,623
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.1     LEGAL                                                169,893                  125,972                 122,946
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.2     STATUTORY                                                  0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.3     FOR CONTINGENCIES                                          0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.4     UNREALIZED INCOME                                          0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.5     FOR INVESTMENTS                                      694,878                  288,035                 561,818
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.6     SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                      0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.7     OTHER UNREALIZED INCOME                              (8,150)                  (8,142)                (84,141)
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.7.1   TREASURY STOCK                                       (8,150)                  (8,142)                (84,141)
-----------------------------------------------------------------------------------------------------------------------------
2.5.5       RETAINED EARNINGS                                          0                        0                       0
-----------------------------------------------------------------------------------------------------------------------------


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                                                                        Pag.:  6


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                    3 - FROM : 01/01/2003  4 - FROM : 01/01/2002 5 - FROM : 01/01/2001
                                                                     TO : 12/31/2003        TO : 12/31/2002       TO : 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                               2,754,777             1,694,857              1,188,465
-----------------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND OTHER DEDUCTIONS                                 (10,323)               (7,480)                (7,872)
-----------------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                                               2,744,454             1,687,377              1,180,593
-----------------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD                                            (1,334,762)           (1,065,763)              (769,224)
-----------------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                                                    1,409,692               621,614                411,369
-----------------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES) INCOME                                      (36,321)             (614,304)              (112,893)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                                                          (31,724)              (25,357)               (19,716)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE                                       (59,560)              (61,022)               (43,729)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                                                         260,930             (938,936)              (169,823)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                                                   87,723               338,841                261,469
-----------------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                                                173,207           (1,277,777)              (431,292)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME                                              8,968                 1,665                  1,274
-----------------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES                                        (114,477)             (187,238)               (36,938)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                           (70,346)             (170,536)                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)                                          (44,131)              (16,702)                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)  INCOME                                (100,458)               596,584                156,039
-----------------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                                          1,373,371                 7,310                298,476
-----------------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                                                         (27,308)               (5,803)               (16,248)
-----------------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME  TAXES
            AND MANAGEMENT REMUNERATION                                        2,460                 3,896                  1,481
-----------------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                               (29,768)               (9,699)               (17,729)
-----------------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAX ES                                          1,346,063                 1,507                282,228
-----------------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS             (450,125)                63,192               (82,375)
-----------------------------------------------------------------------------------------------------------------------------------
3.12.1      REMUNERATION                                                     (17,505)               (4,183)                  (413)
-----------------------------------------------------------------------------------------------------------------------------------
3.12.2      APPROPRIATIONS                                                          0                     0                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS) FOR THE PERIOD                                  878,433                60,516                199,440
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY (THOUSANDS)                              1,030,693             1,030,697              1,032,071
-----------------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE                                                0.85227               0.05871                0.19324
-----------------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                                                          -                     -                      -
-----------------------------------------------------------------------------------------------------------------------------------


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                                                                        Pag.:  7


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                    3 - FROM : 01/01/2003  4 - FROM : 01/01/2002 5 - FROM : 01/01/2001
                                                                     TO : 12/31/2003        TO : 12/31/2002       TO : 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------------
4.1         SOURCES OF FUNDS                                                3,949,125             1,790,857              1,736,713
------------------------------------------------------------------------------------------------------------------------------------
4.1.1       FROM OPERATIONS                                                 1,294,096               754,929                452,579
------------------------------------------------------------------------------------------------------------------------------------
4.1.1.1     INCOME (LOSS) FOR THE PERIOD                                      878,433                60,516                199,440
------------------------------------------------------------------------------------------------------------------------------------
4.1.1.2     ITEMS NOT AFFECTING WORKING CAPITAL                               415,663               694,413                253,139
------------------------------------------------------------------------------------------------------------------------------------
4.1.2       FROM STOCKHOLDERS                                                       0                     0                      0
------------------------------------------------------------------------------------------------------------------------------------
4.1.3       FROM OTHERS                                                     2,655,029             1,035,928              1,284,134
------------------------------------------------------------------------------------------------------------------------------------
4.1.3.1     CONTRIBUTIONS FOR CAPITAL RESERVES                                      0                     0                      0
------------------------------------------------------------------------------------------------------------------------------------
4.1.3.2     REDUCTION IN LONG TERM ASSETS                                     106,712                88,051                219,017
------------------------------------------------------------------------------------------------------------------------------------
4.1.3.3     INCREASE IN LONG TERM LIABILITIES                               2,539,147               898,352              1,040,558
------------------------------------------------------------------------------------------------------------------------------------
4.1.3.4     TRANSFER OF PERMANENT TO CURRENT ASSETS                             9,170                49,525                 24,559
------------------------------------------------------------------------------------------------------------------------------------
4.1.3.5     DIVIDENDS RECEIVED FROM SUBSIDIARY                                      0                     0                      0
------------------------------------------------------------------------------------------------------------------------------------
4.2         APPLICATION OF FUNDS                                            3,950,600             2,287,264              1,812,788
------------------------------------------------------------------------------------------------------------------------------------
4.2.1       DIVIDENDS                                                         427,669               247,331                180,000
------------------------------------------------------------------------------------------------------------------------------------
4.2.2       INCREASE IN LONG TERM ASSETS                                       89,942                59,626                115,684
------------------------------------------------------------------------------------------------------------------------------------
4.2.3       INCREASE IN PERMANENT ASSETS                                    2,320,820               751,157                997,737
------------------------------------------------------------------------------------------------------------------------------------
4.2.4       REDUCTION IN LONG TERM LIABILITIES                              1,112,161             1,221,207                519,367
------------------------------------------------------------------------------------------------------------------------------------
4.2.5       SHARE BUY-BACK                                                          8                 7,943                      0
------------------------------------------------------------------------------------------------------------------------------------
4.3         INCREASE (DECREASE) IN WORKING CAPITAL                            (1,475)             (496,407)               (76,075)
------------------------------------------------------------------------------------------------------------------------------------
4.4         CHANGE IN CURRENT ASSETS                                          161,384                14,768                360,777
------------------------------------------------------------------------------------------------------------------------------------
4.4.1       CURRENT ASSETS, BEGINNING OF YEAR                               1,329,065             1,314,297                953,520
------------------------------------------------------------------------------------------------------------------------------------
4.4.2       CURRENT ASSETS, END OF YEAR                                     1,490,449             1,329,065              1,314,297
------------------------------------------------------------------------------------------------------------------------------------
4.5         CHANGE IN CURRENT LIABILITIES                                     162,859               511,175                436,852
------------------------------------------------------------------------------------------------------------------------------------
4.5.1       CURRENT LIABILITIES, BEGINNING OF YEAR                          1,687,182             1,176,007                739,155
------------------------------------------------------------------------------------------------------------------------------------
4.5.2       CURRENT LIABILITIES, END OF YEAR                                1,850,041             1,687,182              1,176,007
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.:  8


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2003 TO 12/31/2003 - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 -    2 - DESCRIPTION                 3- CAPITAL   4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED     8 - STOCKHOLDERS'
CODE                                                    RESERVES      RESERVES         RESERVES      RESERVES         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
5.1    BALANCE, BEGINNING OF YEAR       1,854,507                                       405,865                           2,260,372
------------------------------------------------------------------------------------------------------------------------------------
5.2    PRIOR-YEAR ADJUSTMENTS
------------------------------------------------------------------------------------------------------------------------------------
5.3    CAPITAL INCREASE / REDUCTION
------------------------------------------------------------------------------------------------------------------------------------
5.4    REALIZATION OF RESERVES
------------------------------------------------------------------------------------------------------------------------------------
5.5    TREASURY STOCK                                                                       (8)                                 (8)
------------------------------------------------------------------------------------------------------------------------------------
5.6    INCOME / LOSS FOR THE YEAR                                                                     878,433               878,433
------------------------------------------------------------------------------------------------------------------------------------
5.7    APPROPRIATIONS                                    100,931                        450,764     (878,433)             (326,738)
------------------------------------------------------------------------------------------------------------------------------------
5.7.1  ESTABLISHMENT OF RESERVES                         100,931                        518,433     (518,433)               100,931
------------------------------------------------------------------------------------------------------------------------------------
5.7.2  COMPLEMENT OF DIVIDENDS                                                         (67,669)                            (67,669)
------------------------------------------------------------------------------------------------------------------------------------
       DIVIDENDS                                                                                    (360,000)             (360,000)
------------------------------------------------------------------------------------------------------------------------------------
5.8    OTHERS
------------------------------------------------------------------------------------------------------------------------------------
5.9    BALANCE, END OF THE YEAR         1,854,507        100,931                        856,621                           2,812,059
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.:  9


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2002 TO 12/31/2002 - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 -    2 - DESCRIPTION                 3- CAPITAL   4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED     8 - STOCKHOLDERS'
CODE                                                    RESERVES      RESERVES         RESERVES      RESERVES         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
5.1    BALANCE, BEGINNING OF YEAR       1,854,507              -               -        600,623             -             2,455,130
------------------------------------------------------------------------------------------------------------------------------------
5.2    PRIOR-YEAR ADJUSTMENTS                   -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.3    CAPITAL INCREASE / REDUCTION             -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.4    REALIZATION OF RESERVES                  -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.4.1  REVERSAL                                 -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.4.2  REALIZATION                              -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.5    TREASURY STOCK                           -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.6    INCOME / LOSS FOR THE YEAR                                                                      60,516                60,516
------------------------------------------------------------------------------------------------------------------------------------
5.7    APPROPRIATIONS                                                                 (186,815)      (60,516)             (247,331)
------------------------------------------------------------------------------------------------------------------------------------
5.7.1  ESTABLISHMENT OF RESERVES                                                          3,026       (3,026)
------------------------------------------------------------------------------------------------------------------------------------
5.7.2  DIVIDENDS                                                                      (189,841)      (57,490)             (247,331)
------------------------------------------------------------------------------------------------------------------------------------
5.8    OTHERS                                                                           (7,943)                             (7,943)
------------------------------------------------------------------------------------------------------------------------------------
5.08.01ACQUISITION OF TREASURY STOCK                                                    (7,943)      (83,942)              (91,885)
------------------------------------------------------------------------------------------------------------------------------------
5.08.02CANCELLATION OF TREASURY STOCK                                                                  83,942                83,942
------------------------------------------------------------------------------------------------------------------------------------
5.9    BALANCE, END OF THE YEAR         1,854,507                                       405,865                           2,260,372
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.: 10


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2001 TO 12/31/2001 - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 -    2 - DESCRIPTION                 3- CAPITAL   4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED     8 - STOCKHOLDERS'
CODE                                                    RESERVES      RESERVES         RESERVES      RESERVES         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
5.1    BALANCE, BEGINNING OF YEAR       1,854,507              -               -        581,183             -             2,435,690
------------------------------------------------------------------------------------------------------------------------------------
5.2    PRIOR-YEAR ADJUSTMENTS                   -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.3    CAPITAL INCREASE / REDUCTION             -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.4    REALIZATION OF RESERVES                  -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.4.1  REVERSAL                                 -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.4.2  REALIZATION                              -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.5    TREASURY STOCK                           -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.6    INCOME / LOSS FOR THE YEAR               -              -               -              -       199,440               199,440
------------------------------------------------------------------------------------------------------------------------------------
5.7    APPROPRIATIONS                           -              -               -         19,440     (199,440)             (180,000)
------------------------------------------------------------------------------------------------------------------------------------
5.7.1  ESTABLISHMENT OF RESERVES                -              -               -         19,440      (19,440)                19,440
------------------------------------------------------------------------------------------------------------------------------------
5.7.2  PROPOSED DIVIDENDS
       COMPLEMENTATION                          -              -               -              -             -              (19,440)
------------------------------------------------------------------------------------------------------------------------------------
5.7.3  DIVIDENDS                                -              -               -              -     (180,000)             (180,000)
------------------------------------------------------------------------------------------------------------------------------------
5.8    OTHERS                                   -              -               -              -             -                     -
------------------------------------------------------------------------------------------------------------------------------------
5.9    BALANCE, END OF THE YEAR         1,854,507              -               -        600,623             -             2,455,130
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.: 11


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                  CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                  Base Period - 12/31/2003

------------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003     4 - DATE - 12/31/2002     5 - DATE - 12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
1           TOTAL ASSETS                                              8,002,334                 5,932,899                 5,139,688
------------------------------------------------------------------------------------------------------------------------------------
1.1         CURRENT ASSETS                                            2,172,403                 1,791,130                 1,469,156
------------------------------------------------------------------------------------------------------------------------------------
1.1.1       CASH AND CASH EQUIVALENTS                                   248,487                   102,337                    60,346
------------------------------------------------------------------------------------------------------------------------------------
1.1.2       CREDITS                                                     758,247                   604,155                   333,187
------------------------------------------------------------------------------------------------------------------------------------
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                   581,824                   452,726                   202,949
------------------------------------------------------------------------------------------------------------------------------------
1.1.2.2     EMPLOYEES                                                     4,869                     3,327                     3,013
------------------------------------------------------------------------------------------------------------------------------------
1.1.2.3     SUPPLIERS                                                    16,480                     2,974                     6,679
------------------------------------------------------------------------------------------------------------------------------------
1.1.2.4     TAXES                                                       100,505                   123,721                   117,363
------------------------------------------------------------------------------------------------------------------------------------
1.1.2.5     OTHERS                                                       54,569                    21,407                     3,183
------------------------------------------------------------------------------------------------------------------------------------
1.1.3       INVENTORIES                                                 332,736                   202,941                   129,672
------------------------------------------------------------------------------------------------------------------------------------
1.1.3.1     SUPPLIES                                                     73,910                    55,337                    39,367
------------------------------------------------------------------------------------------------------------------------------------
1.1.3.2     RAW MATERIALS                                                72,666                    36,022                    17,146
------------------------------------------------------------------------------------------------------------------------------------
1.1.3.3     FINISHED GOODS                                              174,514                   102,727                    57,085
------------------------------------------------------------------------------------------------------------------------------------
1.1.3.4     PRODUCTSD IN PROCESS                                         11,077                     8,467                    12,883
------------------------------------------------------------------------------------------------------------------------------------
1.1.3.5     OTHERS                                                          569                       388                     3,191
------------------------------------------------------------------------------------------------------------------------------------
1.1.4       OTHERS                                                      832,933                   881,697                   945,951
------------------------------------------------------------------------------------------------------------------------------------
1.1.4.1     DEBT SECURITIES                                             826,286                   877,867                   940,906
------------------------------------------------------------------------------------------------------------------------------------
1.1.4.2     FIXED ASSETS AVAILABLE FOR SALE                                   0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.1.4.3     PREPAID EXPENSES                                              6,637                     3,820                     5,035
------------------------------------------------------------------------------------------------------------------------------------
1.1.4.4     RETENTIONS ON FINANCING CONTRACTS                                 0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.1.4.5     OTHERS                                                           10                        10                        10
------------------------------------------------------------------------------------------------------------------------------------
1.2         LONG-TERM ASSETS                                            161,656                   300,066                   295,245
------------------------------------------------------------------------------------------------------------------------------------
1.2.1       CREDITS                                                     106,265                   252,444                   256,976
------------------------------------------------------------------------------------------------------------------------------------
1.2.1.1     SUPPLIERS                                                    88,944                    53,470                    35,656
------------------------------------------------------------------------------------------------------------------------------------
1.2.1.2     TAXES                                                         4,549                   180,875                   221,320
------------------------------------------------------------------------------------------------------------------------------------
1.2.1.3     CUSTOMER                                                     12,772                    18,099                         0
------------------------------------------------------------------------------------------------------------------------------------
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                             0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.2.2.1     FROM AFFILIATES                                                   0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.2.2.2     FROM SUBSIDIARIES                                                 0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.2.2.3     OTHERS                                                            0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.: 12


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

------------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003     4 - DATE - 12/31/2002     5 - DATE - 12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
1.2.3       OTHERS                                                       55,391                    47,622                    38,269
------------------------------------------------------------------------------------------------------------------------------------
1.2.3.1     DEBT SECURITIES                                                   0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.2.3.2     ESCROW DEPOSITS                                              41,616                    37,535                    36,423
------------------------------------------------------------------------------------------------------------------------------------
1.2.3.3     RETENTIONS ON FINANCING CONTRACTS                                 0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.2.3.4     OTHERS                                                       13,775                    10,087                     1,846
------------------------------------------------------------------------------------------------------------------------------------
1.3         FIXED ASSETS                                              5,668,275                 3,841,703                 3,375,287
------------------------------------------------------------------------------------------------------------------------------------
1.3.1       INVESTMENTS                                                 848,765                    13,312                    15,031
------------------------------------------------------------------------------------------------------------------------------------
1.3.1.1     IN AFFILIATES                                                     0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
1.3.1.2     IN SUBSIDIARIES                                             848,351                    13,022                    14,665
------------------------------------------------------------------------------------------------------------------------------------
1.3.1.3     OTHER COMPANIES                                                 414                       290                       366
------------------------------------------------------------------------------------------------------------------------------------
1.3.2       PROPERTY, PLANT AND EQUIPMENT                             4,724,365                 3,734,118                 3,259,347
------------------------------------------------------------------------------------------------------------------------------------
1.3.2.1     LAND                                                        653,800                   533,839                   454,366
------------------------------------------------------------------------------------------------------------------------------------
1.3.2.2     BUILDINGS                                                   476,127                   408,776                   284,282
------------------------------------------------------------------------------------------------------------------------------------
1.3.2.3     MACHINERY AND EQUIPMENT                                   2,577,826                 2,061,790                 1,323,919
------------------------------------------------------------------------------------------------------------------------------------
1.3.2.4     FORESTS                                                     687,447                   460,069                   355,915
------------------------------------------------------------------------------------------------------------------------------------
1.3.2.5     CONSTRUCTION IN PROGRESS                                    245,504                   221,340                   798,441
------------------------------------------------------------------------------------------------------------------------------------
1.3.2.7     GOODS OF THE ADMINISTRATIVE SECTION AND OTHER GOODS          83,661                    48,304                    42,424
------------------------------------------------------------------------------------------------------------------------------------
1.3.3       DEFERRED CHARGES                                             95,145                    94,273                   100,909
------------------------------------------------------------------------------------------------------------------------------------
1.3.3.1     INDUSTRIAL                                                   11,422                    14,358                    17,388
------------------------------------------------------------------------------------------------------------------------------------
1.3.3.2     FORESTS                                                           0                         0                         5
------------------------------------------------------------------------------------------------------------------------------------
1.3.3.3     ADMINISTRATIVE                                                    0                         0                       270
------------------------------------------------------------------------------------------------------------------------------------
1.3.3.5     OTHERS                                                       83,723                    79,915                    83,246
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.: 13


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

------------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003     4 - DATE - 12/31/2002     5 - DATE - 12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
2           TOTAL LIABILITIES                                         8,002,334                 5,932,899                 5,139,688
------------------------------------------------------------------------------------------------------------------------------------
2.1         CURRENT LIABILITIES                                       1,893,238                 1,146,247                 1,183,899
------------------------------------------------------------------------------------------------------------------------------------
2.1.1       LOANS AND FINANCING                                       1,164,129                   692,950                   770,450
------------------------------------------------------------------------------------------------------------------------------------
2.1.2       DEBENTURES                                                        0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.1.3       SUPPLIERS                                                   242,413                   166,717                   135,395
------------------------------------------------------------------------------------------------------------------------------------
2.1.4       TAXES                                                        87,508                    14,542                    76,103
------------------------------------------------------------------------------------------------------------------------------------
2.1.5       DIVIDENDS PAYABLE                                             1,471                     1,016                       763
------------------------------------------------------------------------------------------------------------------------------------
2.1.6       PROVISIONS                                                   34,659                    23,093                    20,901
------------------------------------------------------------------------------------------------------------------------------------
2.1.6.1     VACATION AND 13rd  SALARY                                    16,805                    10,912                     9,201
------------------------------------------------------------------------------------------------------------------------------------
2.1.6.2     PROFIT SHARING                                               17,854                    12,181                    11,700
------------------------------------------------------------------------------------------------------------------------------------
2.1.7       LOANS FROM RELATED PARTIES                                        0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.1.8       OTHERS                                                      363,058                   247,929                   180,287
------------------------------------------------------------------------------------------------------------------------------------
2.1.8.1     PROPOSED DIVIDENDS                                          360,000                   247,331                   180,000
------------------------------------------------------------------------------------------------------------------------------------
2.1.8.2     OTHERS                                                        3,058                       598                       287
------------------------------------------------------------------------------------------------------------------------------------
2.2         LONG-TERM LIABILITIES                                     3,370,193                 2,591,335                 1,517,348
------------------------------------------------------------------------------------------------------------------------------------
2.2.1       LOANS AND FINANCING                                       2,918,482                 2,278,987                 1,337,599
------------------------------------------------------------------------------------------------------------------------------------
2.2.2       DEBENTURES                                                        0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.2.3       PROVISIONS                                                        0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.2.4       LOANS FROM RELATED PARTIES                                        0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.2.5       OTHERS                                                      451,711                   312,348                   179,749
------------------------------------------------------------------------------------------------------------------------------------
2.2.5.1     SUPPLIERS                                                    43,979                    71,065                    15,573
------------------------------------------------------------------------------------------------------------------------------------
2.2.5.2     TAX CONTINGENCIES                                           234,502                   216,765                   150,866
------------------------------------------------------------------------------------------------------------------------------------
2.2.5.3     LABOR CONTINGENCIES                                          38,528                    15,091                    13,099
------------------------------------------------------------------------------------------------------------------------------------
2.2.5.4     OTHERS                                                      134,702                     9,427                       211
------------------------------------------------------------------------------------------------------------------------------------
2.3         DEFERRED INCOME                                                   0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.4         MINORITY INTEREST                                               767                       669                       638
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.: 14


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                              CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                              Base Period - 12/31/2003

------------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                           42.157.511/0001-61
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSANDS OF R$
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2003     4 - DATE - 12/31/2002     5 - DATE - 12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
2.5         STOCKHOLDER'S EQUITY                                      2,738,136                 2,194,648                 2,437,803
------------------------------------------------------------------------------------------------------------------------------------
2.5.1       PAID-IN CAPITAL                                           1,854,507                 1,854,507                 1,854,507
------------------------------------------------------------------------------------------------------------------------------------
2.5.1.1     COMMON STOCK                                                783,599                   783,599                   783,599
------------------------------------------------------------------------------------------------------------------------------------
2.5.1.2     PREFERRED STOCK                                           1,070,908                 1,070,908                 1,070,908
------------------------------------------------------------------------------------------------------------------------------------
2.5.2       CAPITAL RESERVES                                            100,931                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.3       REVALUATION RESERVE                                               0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.3.1     OWN ASSETS                                                        0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.3.2     SUBSIDIARIES / AFFILIATES                                         0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.4       REVENUE RESERVES                                            856,621                   405,865                   600,623
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.1     LEGAL                                                       169,893                   125,972                   122,946
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.2     STATUTORY                                                         0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.3     FOR CONTINGENCIES                                                 0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.4     UNREALIZED INCOME                                                 0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.5     FOR INVESTMENTS                                             694,878                   288,035                   561,818
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.6     SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                             0                         0                         0
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.7     OTHER UNREALIZED INCOME                                     (8,150)                   (8,142)                  (84,141)
------------------------------------------------------------------------------------------------------------------------------------
2.5.4.7.1   TREASURY STOCK                                              (8,150)                   (8,142)                  (84,141)
------------------------------------------------------------------------------------------------------------------------------------
2.5.5       RETAINED EARNINGS                                           (73,923                  (65,724)                  (17,327)
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                                                                        Pag.: 15


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSTION - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                    3 - FROM : 01/01/2003  4 - FROM : 01/01/2002  5 - FROM : 01/01/2001
                                                                     TO : 12/31/2003        TO : 12/31/2002        TO : 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                              3,356,563              2,183,124              1,425,265
-----------------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND OTHER DEDUCTIONS                                (290,353)              (149,482)               (74,279)
-----------------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                                              3,066,210              2,033,642              1,350,986
-----------------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD                                            (1,489,404)            (1,060,586)              (798,745)
-----------------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                                                   1,576,806                973,056                552,241
-----------------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES) INCOME                                     (173,725)            (1,049,698)              (236,941)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                                                         (153,438)               (95,963)               (54,059)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE                                       (79,487)               (70,948)               (50,739)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                                                        182,273               (685,392)               (96,370)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                                                  21,683                410,048                313,564
-----------------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                                               160,590             (1,095,440)              (409,934)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME                                            27,376                  3,618                  1,037
-----------------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES                                        (150,449)              (201,013)               (36,810)
-----------------------------------------------------------------------------------------------------------------------------------
3.6.5.1     TAX LOSSES PROVISION                                             (70,346)              (170,536)                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.6.5.2     OTHER                                                            (80,103)               (30,477)                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                 0                      0                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)                                        1,403,081                (76,642)               315,300
-----------------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)  INCOME                                 (28,728)                (5,502)               (16,248)
-----------------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                                             2,739                  4,195                  1,481
-----------------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                                                         (31,467)                (9,697)               (17,729)
-----------------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME  TAXES
            AND MANAGEMENT REMUNERATION                                    1,374,353                (82,144)               299,052
-----------------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                              (486,293)                63,102                (82,777)
-----------------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAX ES                                           (17,727)                31,174                 (5,670)
-----------------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION AND STATUORY
            APPROPRIATIONS                                                         0                      0                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.1      PARTICIPATIONS                                                         0                      0                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.2      REMUNERATION                                                           0                      0                      0
-----------------------------------------------------------------------------------------------------------------------------------
3.14        MINORITY INTEREST                                                    (98)                   (22)                   (31)
-----------------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS) FOR THE PERIOD                                 870,235                 12,110                210,574
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY (THOUSANDS)                             1,030,693              1,030,697              1,032,071
-----------------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE                                               0.84432                0.01175                0.20403
-----------------------------------------------------------------------------------------------------------------------------------


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                                                                        Pag.: 16


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP                                                      CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS                                                      Base Period - 12/31/2003

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                                                                 42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSTION - THOUSANDS OF R$
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                                                         -                      -                      -
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                    3 - FROM : 01/01/2003  4 - FROM : 01/01/2002  5 - FROM : 01/01/2001
                                                                     TO : 12/31/2003        TO : 12/31/2002        TO : 12/31/2001
-----------------------------------------------------------------------------------------------------------------------------------
4.1         SOURCES OF FUNDS                                               3,552,210              2,185,372               1,679,111
-----------------------------------------------------------------------------------------------------------------------------------
4.1.1       FROM OPERATIONS                                                1,285,067              1,205,953                 591,520
-----------------------------------------------------------------------------------------------------------------------------------
4.1.1.1     INCOME (LOSS) FOR THE PERIOD                                     870,235                 12,110                 210,574
-----------------------------------------------------------------------------------------------------------------------------------
4.1.1.2     ITEMS NOT AFFECTING WORKING CAPITAL                              414,832              1,193,843                 380,946
-----------------------------------------------------------------------------------------------------------------------------------
4.1.2       FROM STOCKHOLDERS                                                      0                      0                       0
-----------------------------------------------------------------------------------------------------------------------------------
4.1.3       FROM OTHERS                                                    2,267,143                979,419               1,087,591
-----------------------------------------------------------------------------------------------------------------------------------
4.1.3.1     CONTRIBUTIONS FOR CAPITAL RESERVES                                     0                      0                       0
-----------------------------------------------------------------------------------------------------------------------------------
4.1.3.2     REDUCTION IN LONG TERM ASSETS                                          0                      0                       0
-----------------------------------------------------------------------------------------------------------------------------------
4.1.3.3     INCREASE IN LONG TERM LIABILITIES                              1,847,107                928,056               1,062,139
-----------------------------------------------------------------------------------------------------------------------------------
4.1.3.4     TRANSFER OF PERMANENT TO CURRENT ASSETS                          420,036                 51,363                  25,452
-----------------------------------------------------------------------------------------------------------------------------------
4.2         APPLICATION OF FUNDS                                           3,917,928              1,825,746               1,773,023
-----------------------------------------------------------------------------------------------------------------------------------
4.2.1       DIVIDENDS                                                        427,669                247,322                 180,009
-----------------------------------------------------------------------------------------------------------------------------------
4.2.2       INCREASE IN LONG TERM ASSETS                                      90,262                 59,707                 115,744
-----------------------------------------------------------------------------------------------------------------------------------
4.2.3       INCREASE IN PERMANENT ASSETS                                   2,285,930                743,500               1,015,358
-----------------------------------------------------------------------------------------------------------------------------------
4.2.4       REDUCTION IN LONG TERM LIABILITIES                             1,114,059                767,274                 461,912
-----------------------------------------------------------------------------------------------------------------------------------
4.2.5       SHARE BUY-BACK                                                         8                  7,943                       0
-----------------------------------------------------------------------------------------------------------------------------------
4.3         INCREASE (DECREASE) IN WORKING CAPITAL                         (365,718)                359,626                (93,912)
-----------------------------------------------------------------------------------------------------------------------------------
4.4         CHANGE IN CURRENT ASSERS                                         381,273                321,974                 311,238
-----------------------------------------------------------------------------------------------------------------------------------
4.4.1       CURRENT ASSETS, BEGINNING OF YEAR                              1,791,130              1,469,156               1,157,918
-----------------------------------------------------------------------------------------------------------------------------------
4.4.2       CURRENT ASSETS, END OF YEAR                                    2,172,403              1,791,130               1,469,156
-----------------------------------------------------------------------------------------------------------------------------------
4.5         CHANGE IN CURRENT LIABILITIES                                    746,991               (37,652)                 405,150
-----------------------------------------------------------------------------------------------------------------------------------
4.5.1       CURRENT LIABILITIES, BEGINNING OF YEAR                         1,146,247              1,183,899                 778,749
-----------------------------------------------------------------------------------------------------------------------------------
4.5.2       CURRENT LIABILITIES, END OF YEAR                               1,893,238              1,146,247               1,183,899
-----------------------------------------------------------------------------------------------------------------------------------


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                                                                        Pag.: 17

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
09.01 - Independent Accountant's limited review report
--------------------------------------------------------------------------------

(A free translation of the opinion
report in Portuguese expressed on
financial statements prepared in
accordance with accounting principles
generally accepted in Brazil and with
the requirements of Brazilian Corporate Law)


To the Directors and Stockholders of
Aracruz Celulose S.A.


1 We have audited the balance sheets of Aracruz Celulose S.A. and the consolidated balance sheets of Aracruz Celulose S.A. and its subsidiaries at December 31, 2003 and of 2002 and the corresponding statements of operations, changes in stockholders'equity and the changes in financial position of Aracruz Celulose S.A., as well as the corresponding consolidated statements of operations and of changes in financial position for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material aspects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the materiality of the balances, the volume of transactions and the systems of accounting and internal control of the company, (b) examining, on a test basis, evidence and records that support the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and of Aracruz Celulose S.A. and its subsidiaries at December 31, 2003 and of 2002 and the results of operations, changes in stockholders equity and of changes in financial position of Aracruz Celulose S.A. for the periods then ended, as well as the consolidated results of the operations and of changes in financial for the periods then ended, in accordance with the accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements to in the first paragraph, taken as a whole. The statements of cash flow are to provide supplemental information about the Company and are not a required part of the basic financial statements. The statement of cash flows was subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated, in all material respect respects, in relation to the basic financial statements taken as a whole.


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


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
09.01 - Independent Accountant's limited review report
--------------------------------------------------------------------------------

5 As mentioned in Note 18, on January 9, 2004, the Company was notified by Agencia de Desenvolvimento do Nordeste - ADENE (Northeast Development Agency), of its decision to cancel the fiscal benefits, consisting of reduction in income tax rates, to which the Company has so been entitled. Based on the advice of external legal counsels, Company's management believes that this decision is not correct and, therefore, does not affect the benefits already recorded, as they were duly recognized under existing authorization. In addition, management will seek all available legal instruments to protect its rights and to revoke ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.

     Vitoria, January 12, 2004


     PricewaterhouseCoopers
     Auditores Independentes

     Marcos D. Panassol                         Ronaldo Matos Valino
     Partner                                    Accountant CRC-RJ 069.958/O-S-ES
     Accountant CRC -SP-155.975/O-8-S-ES


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                                                                        Pag.: 19

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------
EXECUTIVE SUMMARY

The company

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp. The company is responsible for 30% of the global supply of the product, used to manufacture high value added goods such as tissue, printing and writing, and specialty papers.

Aracruz's forestry operations are situated in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 242,000 hectares of eucalyptus plantations, intermingled with 121,000 hectares of company-owned native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.

The company runs a Forestry Partners Program that involves approximately 53,000 hectares contracted in partnership with approximately 2,600 local farmers in the states of Espirito Santo, Bahia and Minas Gerais. In Rio Grande do Sul, nearly 7,000 additional hectares of plantations are run in association with third parties.

Aracruz's production of pulp, totaling 2.4 million tons a year, is distributed between two pulp making units: Barra do Riacho, in Espirito Santo, and Guaiba, in Rio Grande do Sul.

In Espirito Santo, Aracruz operates a pulp making complex that is fully integrated with company-owned eucalyptus plantations and a specialized private port, Portocel, through which over 80 percent of Aracruz's pulp production is exported. The Barra do Riacho mill contains three production units with total capacity of two million tons a year of pulp. The industrial complex includes three recovery boilers; three continuous digesters; five bleaching and drying lines, and facilities for chemicals recovery, water treatment and electricity generation through biomass. Environmental control is ensured through modern systems that treat all solid, liquid and gaseous wastes.

At the Guaiba mill (formerly Riocell), located in the municipality of Guaiba
(RS), Aracruz operates a high-tech mill, which is also equipped with advanced environmental protection resources, with the capacity to produce 390,000 tons annually of bleached eucalyptus pulp.

A third unit -- Veracel Celulose -- is being built in the municipality of Eunapolis, in the south of Bahia, in partnership with Stora Enso (both partners owning a 50% stake ). With startup of operations scheduled for 2005, Veracel will have the capacity to produce 900,000 tons a year of bleached eucalyptus pulp.

Another of the group's companies, Aracruz Produtos de Madeira -- which operates a high technology sawmill in southern Bahia -- supplies top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the company's management of its eucalyptus plantations and in its preservation of natural ecosystems. Strict environmental practices at the company's pulp mill are also subject to a process of continuous improvement.

The company's standards of social responsibility are reflected in, among other aspects, a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

Four major shareholders control the company's voting shares: the Lorentzen, Safra and Votorantim groups (each owning 28 per cent of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5 per cent). Aracruz's preferred shares, which constitute over 50 percent of the company's total outstanding shares, are traded on the Sao Paulo, New York and Madrid stock exchanges.


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                                                                        Pag.: 20


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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------

Strategy

In 2003, Aracruz achieved important advances in its growth strategy, whose goal is to obtain an even more significant share of the short fiber pulp market in order to assure better shareholder returns.

One of the initiatives was the acquisition of Riocell S.A. in Rio Grande do Sul, a producer of bleached eucalyptus pulp that exports most of its production. Riocell's nominal pulp production capacity after its latest expansion project is 390,000 tons per year. Its forestry operations encompass 40,000 hectares of eucalyptus plantations located, on average, 85 km from the mill. Since it was acquired, Riocell -- now the Aracruz Guaiba Unit -- has set successive production records, reaching an annual mark of 405,000 tons.

The amount paid by the end of the acquisition process was US$ 567 million. Synergies identified in the commercial, financial and tax areas, estimated at a current value of US$ 107 million, reduce the final acquisition cost to approximately US$ 1,100 per ton. According to a study conducted by McKinsey Consulting, mergers and acquisitions in the world forest products sector generate average synergy gains of 6.5 percent of annual sales of the acquired company. Applying the same methodology and taking into account already identified and potential synergies, the purchase of Riocell will generate gains of about 10 percent.

Another highlight occurred at the beginning of May when, together with Stora Enso, we announced the decision to build the Veracruz Celulose S.A. mill in the south of Bahia, which will have the capacity to produce 900,000 tons per year of bleached eucalyptus pulp. Aracruz and Stora Enso each hold a 50 percent ownership stake in Veracel and operations are scheduled to begin during the second half of 2005. Some US$ 300 million has already been invested in the project out of an estimated total investment of US$ 1.24 billion. The total investment per ton is about US$ 1,380. The internal rate of return is estimated at 18 percent, based upon a premise of a CIF average price of US$ 515 per ton, at constant amounts.

Of the US$ 1 billion to be invested by 2005, 40 percent is an injection of capital by the controlling shareholders and the remainder comes through direct financing of Veracel provided by the BNDES, the European Investment Bank (EIB) and the Nordic Investment Bank (NIB). Seeking to boost productivity, we proceeded to enhance the logistics of raw materials supply through a groundbreaking wood transportation mode for Brazil -- maritime shipping -- which was responsible for 17% of total wood consumed and is expected to reach approximately 29% in 2004. Furthermore, we improved our rail transportation logistics, now to account for five per cent of the volume transported. Besides optimizing wood transportation costs, these initiatives help reduce truck traffic on normally congested public highways. We also revised pulp distribution procedures, achieving efficiency gains and offering better customer service. Also, we continued to update our information systems, implementing latest generation tools and technologies for managing internal processes.

In 2003, the setting up of the Aracruz Management Process (PAG), initiated the previous year, proceeded. This process makes it possible to align the goals of each professional and area to the company's corporate strategies, increasing the synergy of efforts and resources. Equally, it permits the continuous and systematic appraisal of the implementation of corporate strategies, allowing for constant updating of the plans and fine-tuning them with global market movements.

The initiatives carried out between 1999 and 2003 represented an increase of approximately US$ 1 billion in the value of the company, as demonstrated in the following chart


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                                                                        Pag.: 21

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------

VALUE ADDED OVER A PERIOD OF FIVE YEARS (*) - US$ million

--------------------------------------------------------------------------------
Fiberline C                                         550
--------------------------------------------------------------------------------
Veracel Project                                     180
--------------------------------------------------------------------------------
Aracruz Guaiba Unit                                 140
--------------------------------------------------------------------------------
Others                                              100
--------------------------------------------------------------------------------
(*) Current net value of the main projects - base December 2003.


The International Scene

Diverse factors influenced the world pulp market in 2003.

In the first half of the year, despite modest global economic growth and relative stability in the worldwide demand for paper, the price of market pulp benefited from supply restrictions and record demand from the Asian market. Climate changes in the northern hemisphere that limited pulp production and the depreciation of the dollar against the main world currencies contributed to increases in the price of eucalyptus pulp, which rose to US$ 540/t (CIF Europe) in the second quarter. In the second half, although the demand for pulp in the Asian market reached record levels, the reduction of inventories held by paper producers led to declining pulp prices, leveling off at US$ 510/t (CIF Europe).

Despite the adverse environment, Aracruz's pulp sales, including those by the Guaiba Unit, passed the two million ton mark. The total volume of sales hit a record 2,149,000 tons, representing an increase of 36 percent on the year.

The expectation of an improvement in the global economy, a moderate increase in supply and the reduced level of pulp inventories held by consumers point to a favorable eucalyptus pulp price scenario in 2004.


Financial Performance

Aracruz reported a consolidated net profit of R$ 870,2 million in 2003, compared with a profit of R$ 12,1 million in 2002, in conformity with accounting principles generally accepted in the Brazil. The higher results in 2003 were mostly due to higher sales volumes and pulp prices.

The 54 percent EBITDA margin (adjusted for some strictly accounting events) reflects the substantial competitive advantage of the company as one of the lowest-cost producers in the world.

The main variances between 2002 and 2003 were the following:
                                                                    R$ million
--------------------------------------------------------------------------------
Higher pulp price                                                       251.6
--------------------------------------------------------------------------------
Higher pulp sales volume                                                348.8
--------------------------------------------------------------------------------
Incremental gains on currency remeasurement as
  a consequence of exchange rate movement                               867.7
--------------------------------------------------------------------------------
Higher provision of income tax and social contribution                 (598.3)
--------------------------------------------------------------------------------
Other                                                                   (11.7)
--------------------------------------------------------------------------------


Aracruz's capital expenditures in 2003 reached R$ 627,9 million and funds were allocated to the following


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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------

projects:


                                                                    R$ million
--------------------------------------------------------------------------------
Land purchases                                                           68.0
--------------------------------------------------------------------------------
Investments in the new mill                                              46.8
--------------------------------------------------------------------------------
Sea transportation project                                               14.8
--------------------------------------------------------------------------------
Silviculture                                                             45.1
--------------------------------------------------------------------------------
Total - Fiberline C Project                                             174.7
--------------------------------------------------------------------------------
Silviculture                                                            123.6
--------------------------------------------------------------------------------
On-going industrial investments                                          10.6
--------------------------------------------------------------------------------
Other forestry investments                                               31.3
--------------------------------------------------------------------------------
Miscellaneous projects                                                  263.6
--------------------------------------------------------------------------------
Several projects                                                         24.1
--------------------------------------------------------------------------------
Total capital expenditures                                              627.9
--------------------------------------------------------------------------------


Besides the capital investments, other capital disbursements included the acquisition of Riocell for R$ 1,634.6 (US$567) million and an increase of five percent in its ownership stake in Veracel for the amount of R$ 23,0 (US$ 10) million.

Aracruz's net cash flow in 2003 was R$ 248.5 million, as demonstrated below:


Cash flow                                                                                    R$ million
-------------------------------------------------------------------------------------------------------
   Operating income                                                                           1,220.8
   Depreciation and depletion                                                                   336.4
EBITDA                                                                                        1,557.2

   Provision for loss on ICMS credits                                                            70.3
   Other cash flows from operating activities                                                  (488.8)
Net cash from operating activities                                                            1,138.7

   Capital investiments                                                                        (627.9)
   Acquisition of Riocell and increase of shareholding in Veracel                            (1,645.9)
   Debt securities                                                                               72.6
   Proceeds from sale of fixed assets                                                             2.4
Net cash (used) by financing activities                                                      (2,198.8)
   Net additions through loans and financing (except finantial charges)                       1,562.8
   Dividends paid                                                                              (314.5)
Cash generated through financial activities                                                   1,248.3
Effect of changes in exchange rates on cash and cash equivalents                                (42.0)
Increase in cash and cash equivalents                                                           146.2
   Cash and cash equivalents, beginning of year                                                 102.3
   Cash and cash equivalents, end of year                                                       248.5
--------------------------------------------------------------------------------------------------------


The continuous reduction in the cost of capital is one of the main factors facilitating the Aracruz growth


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                                                                        Pag.: 23

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------

strategy. The improvement in the "Brazil risk" that occurred in 2003 and the elongation of its debt profile helped provide Aracruz with more favorable financing conditions, of around 6.1 percent per year in dollars. Continued reduction of this risk is expected over the next few years, making Aracruz's capital costs similar to those of its international competitors.

In August, Aracruz concluded a US$ 400 million funding operation through the securitization of future export receivables, maturing in 2011, with a two-year grace period and a fixed interest rate of 7.048 percent per year in dollars. The operation sought to adjust the debt profile by providing long-term financing for the acquisition of Riocell. The current short-term portion of Aracruz's debt represents 28 percent of the total; the average cost of the long-term debt is estimated at 6.1 percent per year, in dollars; and the total debt corresponds to 7 times the estimated EBITDA for an average price of US$ 500/t.

As a result of the generation of cash and of the investments and acquisitions concluded during the year, Aracruz's net debt (gross debt minus cash) was R$ 3,007.8 million on December 31, 2003, compared with R$ 1,991.7 million at the end of 2002 -- for a net debt over total capital ratio (net debt minus net equity) of 52.3%.

With the elongation of the company's debt profile, the need to rollover loans from 2004 to 2005 diminished. The amortization percentages for these years signify only 28% and 9% of the principal of the total debt, respectively.

As a result of the adjustment of the debt and the favorable prospects for Aracruz, the main risk classification agencies maintained an "investment grade" rating of the company's international local currency credit risk.

At the end of the year, Aracruz received a Highly Protected Risk (HPR) certificate from FM Global, one of the largest industrial risk insurers in the world. Aracruz was the first Brazilian company to receive this certificate, the result of consistent efforts to manage risk and prevent losses, along with well-planned investments in the field of safety. Obtaining this seal of approval demonstrated that Aracruz's operating risks are now equal to the best international levels and gives the company access to the most attractive insurance rates.

Aracruz, whose shares are traded on the New York Stock Exchange, hired a specialized consulting firm to appraise its degree of compliance with the Sarbanes-Oxley Act of 2002, which more stringently regulates the U.S. capital markets. The study confirmed that the company was fully compliant with the requirements as of June 2003 (when the law took effect) and its level of maturity was rated as trustworthy. Measures designed to improve the company's credibility even more are being analyzed and developed, including adjustments to the Audit Committee and the formal establishment of a Disclosure Committee.


ANALYSIS OF RESULTS
-------------------

Average net pulp price was R$1,561/ton, compared to R$1,423/ton in the same period of 2002, reflecting the increase in dollar (US$ 510/t - 2003; US$ 468/t -
2002).

Net operating revenues were R$3,066.2 million, R$1,032.6 million higher than last year, mainly as a result of higher pulp volume (R$716.5 million), partially offset by lower pulp prices (R$251.6 million).

Total cost of pulp and sawn wood sales totaled R$1,489.4 million, compared with R$1,060.6 million in the same period of last year.


Cost of pulp sales in 2002 was R$1,424.8 million (R$ 663/t), compared with R$1,033.2 million (R$ 652/t) last


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                                                                        Pag.: 24

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------

year. Cash production cost in 2003 was R$568 per ton versus R$546/ton in the same period of last year, impacted by wood purchases, offset against the lower specific consumption of input materials.

The Operating expenses, before financial income and expenses and exchange variations, totaled R$ 356.0 million, compared to R$ 364.3 million in the same period of 2002, which is mainly due to the lowest provision for losses on ICMS credits of R$ 100.2 million, which is partially compensated for the increase of R$ 20.9 million in the expenses with distribution and commissions related to an increased volume of sales, R$ 32.4 million in operating expenses of Veracel, R$
13.8 million in operating expenses of Riocell and for the highest provision of R$ 25.4 million for fine on tax contingencies.

Net financial income, including monetary and exchange variations (see table below), totaled R$ 182.3 million, compared to net financial expenses of R$ 685.4 million in the same period of the prior year. The financial income for 2003 was significantly affected by the valuation of the real on assets and liabilities denominated in U.S. dollar (increased income amounting to R$ 837.7 million), lower charges on the net debt (R$ 46.5 million), reversal of the provision of Selic interest on the Income Tax (IR) and Social Contribution on Net Income (IR/CSLL) provision referring to the legal action of the "Plano Verao" (R$ 21.8 million), more Social Integration Program (PIS) and Social Contribution on Revenues (Cofins) expenses on the monetary variations and other financial income (R$ 13.3 million), more Selic interest expenses on tax contingencies (R$ 23.4 million) and others (R$ 1.6 million).


-------------------------------------------------------------------------------------------------------------------
R$ million                                                             December, 2003            December, 2002
Monetary and exchange variations
   Readiness and Equivalent Resources                                          146.6                    (150.2)
   Accounts to Receive                                                          78.7                    (111.2)
   Financings - Short Period                                                  (194.4)                    130.3
   Financings - Long Period                                                   (295.3)                    683.6
   Other                                                                        (8.3)                     12.5
                                                                              -------                   -------
Total                                                                         (272.7)                    565.0
-------------------------------------------------------------------------------------------------------------------


Income Tax and Social Contribution on the 2003 consolidated Income totaled R$
504.0 million, as compared to a credit of R$ 94.3 million in the same period of the prior year. The variation is mainly due to an increased provision of R$
597.5 million on tax profits computed by the parent company, R$ 23.2 million on tax profits computed by Veracel, R$ 33.0 million on tax profits computed by Riocell and R$ 108.2 million on deferred temporary adjustments and profits realized on consolidation, offset against the lowest provision of R$ 129.5 million on profits accrued by the foreign subsidiaries and R$ 34.1 million by the reversal of the provision on the legal action of the "Plano Verao". At December 31, 2003, the balance of accumulated tax credits amounted to approximately R$ 58 million, which will be used to compensate future payments of IR/CS.





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STRATEGIC ALLIANCES

In 2003, we reinforced our commitment to maintain and expand long-term relations with our customers through two important investments designed to increase our pulp production capacity.

We initiated the construction of the Veracel mill, a facility in the south of Bahia that will produce 900,000 tons per year of bleached eucalyptus pulp:
Aracruz has the right to half the mill's output. Mill construction got underway in the second half of 2003 and operations are scheduled to begin in the second half of 2005.

In July, we acquired Riocell. This facility has nominal production capacity of 390,000 tons per year of bleached eucalyptus pulp, most of which is exported.

The export market continued to be the principal destination of the pulp produced by Aracruz, representing 98% of the volume sold. European sales represented 38%, while North America accounted for 36%. Asia's share of sales declined to 24%, although sales volumes to the region increased.

We restructured distribution logistics. This included concentrating supply to North America in strategically located terminals, increasing the reliability of our services and enhancing inventory levels; setting up a distribution center ("hub port") in the north of Europe, in place of existing terminals; and deciding to establish two other distribution centers during the first quarter of 2004 in Asia to service better the growth of demand in that market.

Another important measure, adopted as a result of our acquisition of the Guaiba Unit, was the optimization of sales distribution by allocating production from the Rio Grande do Sul mill to strategically located destinations. We also implemented a bar code system, used to track the pulp produced by the Guaiba Unit throughout the chain of distribution, facilitating customer access to information about their shipments.

We continued to expand our knowledge of our fiber, gaining advances in distinguishing the different properties of cellulose as we sought to adjust our product better to the requirements of our customers.

In the solid wood products segment, we registered an increase in international market sales, rising from 15 percent of total sales volume in 2000 to 24 percent in 2003; prospects in 2004 are for exporting 46 percent of the total produced. Consolidation of the quality control process assured excellent levels of product regularity and stability, effectively satisfying stringent market standards.

WOOD SUPPLY

In 2003, we finished installing mini-stake seedling production technology in our nursery, achieving gains in productivity and quality, in order to meet the target of producing 40 million seedlings per year. During the year, new geo-processing, production control and forecasting, simulations and plantation monitoring and quality control technologies were implemented. Furthermore, we put into operation new advances in plantation mechanization and crop treatment practices, part of our constant efforts to reduce costs and ensure the quality of our industrial raw material.

The Forestry Partners Program expanded by more than 11,000 hectares, totaling at the end of the year 58,000 hectares in 113 municipalities in the states of Espirito Santo, Minas Gerais and Bahia. It involves 2,645 local farmers, who take advantage of Aracruz's eucalyptus planting technology and no-cost financing on their properties as well as the company's guarantee to purchase their production. During the year, wood supply through the Forestry Partners Program reached nearly 600,000 cubic meters, or eight per cent of the total.


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During 2003, new developments were put into place in the wood logistics chain.
In rail transportation, a highlight was the inauguration of a spur connecting the main railroad line to the wood storage patio inside the mill. The inauguration of marine terminals for barges in Portocel (ES) and Caravelas (BA) permitted the company to begin coastal shipping operations, through which some 700,000 cubic meters of wood were transported. This eliminated 27,000 tractor-trailer truck journeys on the BR-101 highway, bringing about economic benefits and an increase in road safety.

The Wood Movement Control Center (CCMM) was inaugurated in August, a measure designed to enhance raw material supply. With the installation of onboard computers on every vehicle in the transportation fleet, it now is possible to generate automatically the paperwork that accompanies shipments, control overall fuel consumption and automate access to the pulp mill's weighing station. The installation of video cameras at the mill patio and in all Forestry Partners Program roadside wood storage sites, as well as of antennas along the BR 101 North highway, has made continuous monitoring of logistic activities possible.


PULP RECORDS

Aracruz set a new eucalyptus pulp production record in 2003, of 2.2 million tons, representing an increase of 36% compared with 2002. Of particular note was the performance of Fiberline C, which surpassed all the parameters of the project, both in terms of the volume produced as well as the quality of the end product.

Our Barra do Riacho Unit registered production of more than two million tons. The Guaiba Unit also has posted successive production records and capital expenditures designed to optimize its capacity are being analyzed. Investments will be made in upcoming years in the company's plantations in Rio Grande do Sul in order to boost forestry productivity in the region.

Also noteworthy as part of our continuous effort to improve operating efficiency during the year was a reduction in the specific consumption of chemicals (10 percent) and in industrial services (20 percent).

All environmental parameters were under control and our workplace safety record improved by five percent.


WOOD PRODUCTS

Quality control processes were consolidated in 2003, leading to improved stability of product specification levels and satisfying the strict standards of the market. We also further reduced operating costs, seeking to increase competitiveness.

In recognition that Lyptus is wood obtained exclusively from environmentally correct, renewable eucalyptus plantations, we received the Ecology Prize 2003 from SEAMA/IEMA in Espirito Santo, a testimonial to the company's efforts to obtain a high quality product in a sustainable manner.


RESEARCH AND TECHNOLOGY

Aracruz consistently invests in the enhancement of its forest plantations, which are the exclusive source of raw material for producing its pulp -- wood from native forests is not used in the industrial process or for any other purpose. In 2003, of particular note was the obtaining of a new generation of superior trees to be planted on an operational scale from 2004. The results showed that the new trees offer potential for higher productivity per hectare than the material that is currently planted.

The development of forest management techniques that ensure the high performance of our plantations


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continued to be one of the priorities during the year. As part of its activities in the "Brazil Eucalyptus Potential Productivity" consortium, a number of parameters that influence the biological processes of productivity and sustainability of eucalyptus plantations were measured, relating them to tree growth and ecosystem dynamics. Furthermore, a system was developed and implemented that will more precisely evaluate outbreaks of pests and diseases, guaranteeing more effective control measures and reducing the risk of a loss of productivity.

This new knowledge, coupled with development of new models and techniques for forest planning purposes, are being incorporated into Aracruz's management tools, under the title of "precision silviculture."

The environmental monitoring of the company's forestlands continued during the year. This took place both as part of the Watershed Project, which began in 1993, as well as of other initiatives to generate data for improving forestry management practices and helping identify and preserve species threatened with extinction. The use of birds as indicators of biodiversity, accepted around the world as a means of appraising the environmental health of the ecosystems, was part of this effort. In 2003, areas belonging to Aracruz and private property enrolled in the Forestry Partners Program in Espirito Santo were monitored in order to assessthe bird populations and their interactions with the environment; species considered threatened with extinction, rare species and endemic species were of special interest. Our Plan for the Management of Rare, Threatened and Endemic Species was revised, indicating the presence of 12 threatened species, 57 rare species and 20 species that are endemic to the Atlantic Forest. Monitoring efforts registered the presence of 217 bird species on Forestry Partners Program lands in the Espirito Santo mountains.

The Aracruz Watershed Project is one of the most wide-ranging initiatives of its type in the world, noteworthy for integrating different research areas, including studies of biodiversity and water and soil resources, among others. Developed over the past ten years with renowned institutions in Brazil and abroad, this research effort has been generating valuable information and a knowledge base that is available to the entire scientific community.

The optimizing of the social benefits of the plantations continued to be a focus of our research efforts. We improved our knowledge of the potential use of agro-forest systems by evaluating appropriate alternatives for ecosystems and communities that are within Aracruz's areas of influence. The three alternatives that presented the greatest potential will be appraised during field experiments in 2004.


MANAGEMENT OF PEOPLE

During 2003, Aracruz offered employees a series of learning challenges and opportunities in clear recognition that their involvement and motivation were indispensable to the success of the company.

One of the results of this policy was the continued acknowledgement of the company as one of the best in Brazil in terms of the management of its organizational climate. According to the result of the 2003 Climate Survey -- the third conducted by Hay do Brasil within the company -- Aracruz third ranked among corporations with the best organizational climate, one rank higher than in the previous survey, indicating the satisfaction of our employees with the company.

In an effort to contribute to the personal and professional growth of employees, the company continued implementation of Development Analysis (ANDE), a formal system for following the development of operating and administrative employees. It includes training and improvement activities that are defined and monitored throughout the year. In 2003, some 90 percent of the employees surveyed by the ANDE underwent appraisal and were offered assistance in preparing their Individual Assisted Development Plans (PDIs).


Following the guidelines of its in-house recruitment program, the company gave priority to its own professionals, who filled 64 percent of the 14 job positions that were offered internally in 2003. Furthermore,


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Aracruz recruited 197 new employees from outside of the company during the year, increasing its overall staffing level.

Aracruz initiated a Management Development Program (PDGA) in 2003, developed in partnership with the Dom Cabral Foundation of Belo Horizonte (MG). This is a course for training managers, focused upon the company's own business characteristics. The first two PDGA classes, composed of 75 students, completed the course in 2003. Two other classes are currently underway and a fifth class will be formed in 2004. All the company's managers will undergo this training activity.

The Arcel Educar program, which aims at complementing employee education levels and is carried out in partnership with the Brazilian Education Foundation (FUBRAE), graduated 52 students who completed their basic or middle school education. During the year, 154 employees from the Aracruz, Sao Mateus and Posto da Mata facilities were enrolled in the Arcel Educar program.

Aracruz invested more than R$ 4.3 million in training activities in 2003 --averaging 38 hours per employee.

An Operating Result Improvement Program (MRO) was established at the Guaiba Unit. The program permits employees to send in suggestions to the company and awards prizes for ideas that enhance operating procedures. During 2003, 129 ideas were registered, of which 16 received awards totaling R$ 35,000 in bonuses paid directly to the employees.

Through its Professional Rehabilitation Program, Aracruz seeks to reinsert employees into the workplace whose capacity has been reduced due to illness, accidents or other reasons. By the end of 2003, 80 employees had benefited from the program.

Over the year, 30 people, among employees and their family members, were assisted by the Employee Smoker Help Program, through which the company offers psychological assistance and medication to those who want to give up smoking. Along the same lines, the company also maintains an Employee Chemical Dependency Help Program, which provided treatment for 28 employees in 2003.

In the field of medical assistance, the company disbursed R$ 10 million during the year, with over 358,800 consultations.

Aracruz also offers a supplemental pension plan for its employees through the Aracruz Social Security Foundation (ARUS), a closed private pension organization that acts as a multi-sponsored fund with Aracruz as the main sponsor. ARUS ended 2003 with 2,930 participants, including active participants, pensioners and associates. The Foundation paid out R$ 8,7 million in benefits during the period, ending the fiscal year with assets totaling R$ 253,6 million. All of ARUS' benefits will be extended to employees of the Guaiba Unit.


COMMUNITY PRESENCE

In support of the socio-economic development of communities, in 2003 Aracruz introduced the Arcel Apprentice and Portocel Apprentice programs, designed to prepare teenagers for the labor market. During the year, 49 middle school students between the ages of 15 and 17 were enrolled.

In an effort to encourage employees to exercise their rights of citizenship, the Aracruz Volunteer program was initiated during the year. It seeks to contribute to the social inclusion of the residents living in the company's areas of influence and the regions where its employees reside. The participants in the program receive specific training from the company focused on voluntary service activities. Among the actions undertaken during the year was the support of homes for the elderly and orphanages; environmental education for boy and girl scouts;

support groups for hospital patients, and the conducting of the Solidarity Christmas campaign, which donated more than 15 tons of food to low income families.



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Aracruz maintained its social commitment to give priority to local manpower in the regions where it has activities, conducting a professional training program for harvesting equipment operators in the extreme south of the state of Bahia. At the end of the process, run in cooperation with SENAI, 109 candidates were approved, of whom 34 have already been hired by Aracruz.

During the year, in partnership with Senai/Senac of Espirito Santo, professional courses were run for members of neighboring indigenous communities. Designed to train mechanics, welders, waitresses and waiters, manicurists and barbers, among others, the courses are part of a program to increase the employability and income of the Indians, as called for under an agreement signed between Aracruz and the communities in 1998 and readjusted in 2002.

In order to increase its channels of communication with the community, in June Aracruz created a discussion forum with environmental NGOs in the state of Espirito Santo. During the year, three meetings were held with the attendance of 25 representatives of 14 NGOs.

In an effort to strengthen its ties with the communities in which it is active, each year Aracruz hosts several groups of students, associations, community and NGO representatives as well as shareholders, investors, customers and journalists. In 2003, the number of visitors exceeded 9,000 people, representing an increase of 20 percent over the previous year. Particularly notable were the visits of 109 school and university groups, totaling more than 6,500 students.

The company's Social and Environmental Report incorporated a series of improvements, including verification by an independent third-party and the disclosure of new indicators. It reported on the results of the objectives and targets that had been established the previous year in a more impartial fashion. Also initiated during the year was the Aracruz Memory Project, designed to recover in a structured manner information about the company's economic, social and environmental contributions over the course of its history.

Aracruz's forestlands in the extreme south of Bahia were recommended for certification under the Brazilian Forestry Certification System (CERFLOR), which became operational in 2003. The company maintained its support for a Mutual International Recognition Mechanism open to all credible forestry certification systems.

Also worthy of mention was the company's support for the creation of the Brazilian Association of Producers of Planted Forests (ABRAF), a new entity that represents the interests of the sector, and of the BioAtlantica Institute, which is a partnership of Aracruz, Petrobras, Dupont, Veracel and Conservation International for activities designed to conserve biodiversity in Brazilian Atlantic forest and coastal lands. Both entities were inaugurated in 2003.


INFORMATION TECHNOLOGY

In 2003, for the second consecutive year Aracruz was elected the Brazilian paper and pulp industry's most innovative company in the field of Information Technology. Based on a survey conducted by a specialized publication, the recognition demonstrated how the company's investments in this field were aligned with its corporate strategies and the use of available technology.

We concluded implementation of the SAP Corporate Finance and Cash Flow Management module, merging exchange control and long-term receivables and investments (operations desk) into the business management system.

We also completed a process integrating Aracruz with ship owners and shipping terminals through the Internet, permitting full tracking of product distribution. Furthermore, we implemented a system with suppliers for receiving price quotations, confirmation of orders, performance follow-up and invoice control,


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speeding up the purchasing process. The next step in this strategy will be to extend these measures to customers, to be initiated in 2004.

During the year we began to develop a Business Intelligence (BI) module, starting with the construction of a database that will permit quicker and more consistent access to information as well as improve the decision-making process within the company. Databases in the human resources and forestry areas have already been set up.

As a result of the acquisition of Riocell, we worked on a project designed to merge the two computer environments, with the new production unit being incorporated in a single SAP R/3 environment, providing gains in processes and improvements in the administration of the unit's information technology area.

Other actions were taken to increase the performance, availability, security and management of the IT and telecommunications environment, integrating corporate and industrial applications. Moreover, the voice channel network of the IP that connects all of our units, including Guaiba, was expanded, merging telephone switchboards and, consequently, reducing costs.

The Forestry Information System (SIF) -- a set of program modules that supports the database and schedules and controls forestry activities -- incorporated new features related to Forestry Partners Program contracts. The integration of physical, accounting controls and plantations map base and the operating schedule permits better follow-up of forestry activities and a more effective decision-making process.

We proceeded with the installation of a system for automating transportation logistics (Salt-M), with inauguration of a wood movement control center. This permits better management of all stages of the process and speeds up the information flow.

We implemented an SAP Advanced Planning and Optimizer System (APO) that supports the sales and distribution planning process. In order to follow the development of the company's strategy, we applied Balance Scorecard methodology using SAP tools, permitting key managers to monitor the company's performance indicators.




                                                     Carlos Augusto Lira Aguiar
                                          President and Chief Executive Officer





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1    Operations

     The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

     The Company's operations are integrated with those of its subsidiaries, which operate in: (i)in the production and distribution of products on the national and international market (Riocell S.A.), (ii) in the distribution of products on the international market(Aracruz Trading S.A., Aracruz Celulose (USA), Inc.), (iii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.), (iv) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A) and (v) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

     On 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

     In 2000, Aracruz Celulose S.A. signed an agreement acquire a 45% interest in Veracel Celulose S.A.(at present 50%) The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3.85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. Aracruz and Stora Enzo divulged their decision to construct the Veracel factory in May 2003,. Construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1.25 billion, US$ 300 million of which has already been invested in forests and infrastructure, including roads and a specialized port. The plan for implementation of Veracel's eucalyptus tree forests in the state of Bahia will continue and will be expanded.

     The project to increase the production capacity of the Company, which started in January 2001, resulted in the construction of a third production unit (Plant C), with total accumulated investments (plants, land, forests and infrastructure) of approximately R$ 1,700 million until the end of December 2003. The new unit started its operation in May 2002 and reached its full capacity in November 2002. With the objective of providing the additional orders of wood arising from the South of the State of Bahia, in 2003 a ship terminal was constructed to transport wood through vessels in the city of Caravelas, Bahia.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amount of R$ 193.3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49.5 million, with a combined net price of R$ 143.8 million.

     The Company recorded its activities in this operation as follows: R$ 96.7 million as accounts payable in short and long-terms; and R$ 24.8 million in the heading "trade accounts receivable" in short and long-terms. As a result of this operation, Aracruz and Bahia Sul started each to control half of the assets. Aracruz will pay the total net amount in 12 installments that four of those have already paid through September 30, 2003.

     Aracruz Celulose S.A. and its subsidiary , Aracruz Trading S.A., acquired control of Riocell S.A. on June 30, 2003, the purchase amounted to R$ 1,635,055 thousand. Goodwill of R$ 839,305 thousand was recognized on this transaction (See note 9).


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     Which is located in Guaiba State of Rio Grande do Sul, produces bleached eucalyptus cellulose and exports most of its production. Its current production capacity is 400,000 thousand tons of cellulose. The company's forestry operations include 33,000 thousand hectares of eucalyptus trees. In January 7, 2004 Riocell S.A. was incorporated by Aracruz Celulose S.A.


2    Significant accounting principles

     The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9,249/95, no longer requires recognition of the effects of inflation on the financial statements.


     Sales revenues arise from long-term agreements and, also, "spot" sales of pulp, being recognized upon transfer of the property to the purchaser. Other revenues, costs and expenses are calculated on the accrual basis.

     Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

     Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

     Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of December 31, 2003 (See note 9); (ii) depreciation on straight-line basis over the related assets' estimated useful lives (See note 10); (iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

     Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

     The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Riocell S.A. (consolidated as from June 30, 2003). and a interest Veracel Celulose S.A.

     The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

     In accordance with Brazilian Securities Commission(CVM) Instruction 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

     In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

     The Statement of Cash Flows was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities.


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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.


3    Marketable securities

     At December 31,2003, marketable securities comprised of certificates of deposits denominated in United States dollars , placed with foreign prime financial institutions, through its subsidiary Aracruz Trading S.A.


4    Debt securities

     The Company's debt securities available-for-sale are comprised and certificates of deposit with prime institutions in Brazil, and maturities from February 2004 until July 2006.


5    Trade accounts receivable


                                                                  Parent company                          Consolidated
                                            --------------------------------------  ------------------------------------
                                                       2003                 2002               2003               2002
                                            -----------------    -----------------  -----------------  -----------------
     Domestic sales                                  14,120               15,210             21,332             15,210
     Export sales
       Subsidiares                                  456,735              242,444
       Others                                           206                                 569,612            440,566
       Allowance for doubtful accounts                                                       (9,120)            (3,050)
                                            -----------------    -----------------  -----------------  -----------------
       Advances on export contracts                                      (26,500)
                                            -----------------    -----------------  -----------------  -----------------

                                                    471,061              231,154            581,824            452,726
                                            =================    =================  =================  =================


6    Inventories


                                                                  Parent company                          Consolidated
                                            --------------------------------------  ------------------------------------
                                                       2003                 2002               2003               2002
                                            -----------------    -----------------  -----------------  -----------------

     Pulp - finished products
       At the plant                                  27,373               17,348             42,315             17,348
       Other locations                                                                      128,563             85,396
     Pulp - work in process                           3,130                2,963              3,130              2,963
     Wood                                                                                    13,263             11,537
     Paper                                                                                    1,069
     Raw material                                    45,328               31,025             75,114             36,022
     Maintenance supplies                            59,608               54,567             74,334             56,713
     Provision for obsolescence /
       market value adjustment                         (424)              (1,376)            (5,621)            (7,426)
     Others                                             213                  213                569                388
                                            -----------------    -----------------  -----------------  -----------------
                                                    135,228              104,740            332,736            202,941
                                            =================    =================  =================  =================


-----------------------------------------------------------------------------
                                                                        Pag.: 34

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

7    Related parties

     Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:


(a)  Subsidiaries


                                                                                                              2003            2002
                        -------------------------------------------------------------------------------------------  --------------
                                                                           Portocel
                                                                           Terminal        Aracruz
                             Aracruz        Veracel          Mucuri   Especializado       Produtos
                             Trading       Celulose   Agroflorestal     de Barra do     de Madeira
                                S.A.           S.A.            S.A.     Riacho S.A.           S.A.           Total           Total
                        -------------  -------------  --------------  ---------------  ------------   -------------  --------------
Current assets  (i)          456,735                                           4                 2         456,741         242,480
Long-term assets                                                  1          532                 1             534             692
Current liabilities (ii)     350,528         18,158                          619                27         369,332         657,865
Long-term liabilities      1,733,520                                                                     1,733,520       1,130,656
Sales revenue              2,701,972                                                           310       2,702,282       1,656,338
Payments of port
services                                                                  10,535                            10,535           6,629
Purchase of wood and
splinter                                    232,116                                          2,172         234,288         127,346
Monetary and
Exchange                    (123,619)                                                                     (123,619)        560,805
   Variance, net

     (i) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading at December 31, 2003 R$ 26,500.

     (ii) On 2002 the account balance is enhanced of R$ 548,810 due to the eurobonds issued by Aracruz Celulose S.A., and acquired by its subsidiary , Aracruz Trading S.A.


(b)  Stockholders and affiliated companies
     Affiliated companies


                                                                                                             Consolidated
                            -----------------------------------------------------------------------------------------------
                                    Stockholders               Affiliated  companies
                            ---------------------  ----------------------------------

                                BNDES - National
                                        Bank for
                                    Economic and            James                Cia.                               Total
                                          Social            River          Navegacao     ----------------------------------
                                     Development      Corporation             Norsul               2003             2002
                            ---------------------  ---------------  -----------------    -----------------  ---------------
     Current assets                                         9,170                                 9,170            9,827
     Current liabilities                 176,828                                 234            177,062          151,955
     Long-term liabilities               644,005                                                644,005          809,313
     Revenues                                              71,327                                71,327           91,111
     Financial expenses                   71,286                                                 71,286          182,325
     Freight expenses                                                         37,232             37,232           41,698


-----------------------------------------------------------------------------
                                                                        Pag.: 35

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

8    Recoverable Taxes

(a)  Tax credits


                                                                  Parent company                          Consolidated
                                            --------------------------------------  ------------------------------------
                                                       2003                 2002               2003               2002
                                            -----------------    -----------------  -----------------  -----------------
     Deferred income tax and
     social contribuiton

     Tax loss carryforwards                                                                   2,877              9,650
     Temporary differences -
       non-deductible provisions (i)                (74,118)               3,568            (69,704)             3,568
     Income tax and social contribution
       on non-realizable income                                                              38,081             30,575
     Negative basis for social contribution
       on earnings                                                         4,784              1,112              8,011
     Income tax to be recovered or offset
     Income tax and social contribution on
       earnings - estimate                                                                   11,885
       Income tax from the restatement
           difference between the IPC and
            BTNF indexes - article 3(0)of
            Law n(0)8.200/91                                              42,116                                42,116
     Withholding income tax on securities            17,029              183,344             21,214            184,934
     Income tax on securities - not withheld             16                  373               109                 405

     Value-added tax on sales and services
            - ICMS (ii)                             265,835              195,489            278,695            198,713
     Valuation allowance of  ICMS                  (265,835)            (195,489)          (265,835)          (195,489)
     Others                                          20,223               21,910             20,905             22,113
                                            -----------------    -----------------  -----------------  -----------------
                                                    (36,850)             256,095             39,339            304,596
                                            =================    =================  =================  =================
     Short term                                     (37,268)             (88,226)          (100,505)          (123,721)
                                            =================    =================  =================  =================
     Long term assets (liabilities), net            (74,118)             167,869            (61,166)           180,875
                                            =================    =================  =================  =================


     (i)  Temporary differences are stated at net value.

     (ii) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated.

          In September of 2002, the Company petitioned lawsuit against Espirito Santo State, to have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production.


-----------------------------------------------------------------------------
                                                                        Pag.: 36

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(b) Income tax and social contribution in the statement of operations result from:


                                                                  Parent company                          Consolidated
                                            --------------------------------------  ------------------------------------
                                                       2003                 2002               2003               2002
                                            -----------------    -----------------  -----------------  -----------------
Net income (loss) income tax, social
    contribution and minority interest            1,346,063                1,507          1,374,353            (82,144)
                                            =================    ================= ==================  =================

    Income tax and social contribution at
         enacted of 34%                            (457,661)                (512)          (467,280)            27,929

Adjustments to derive effective tax rate
    Equity in results of subsidiaries -
         non-taxable (i)                            (37,884)              69,563            (66,856)            77,977

    Depreciation, amortization, depletion
          and disposals - Art. 2. Law 8200/91        (3,322)              (5,676)            (3,322)            (5,676)
    Contributions and donations                        (451)              (2,259)              (451)            (2,259)
    Others permanent differences                       (954)              (2,107)              (920)            (2,099)
     Provision reversal of "Plano Verao"
(Note 17(e))                                         32,642                                  32,642
    Unrealized income                                                                         2,167             (1,596)
                                            -----------------    -----------------  -----------------  -----------------


Income tax and social contribution                 (467,630)              59,009           (504,020)            94,276
                                            =================    ================= ==================  =================

    Income tax and social contribution
          Current                                   385,160              (63,191)           424,582            (63,108)
           Diferido                                 (82,470)              (4,182)           (79,438)            31,168



(i) During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded in 2002 a provision of R$ 3.728 million (2002 - R$ 133.200 million) relating to income taxes on its foreign subsidiaries taxable income for the year, which was fully offset with tax loss carryforwards.


-----------------------------------------------------------------------------
                                                                        Pag.: 37

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


9      Investments - parent company



                                      ---------------------------------------------------------------------------------------------
                                                                                          Portocel
                                                                                          Terminal         Aracruz
                                         Aracruz        Aracruz            Mucuri    Especializado        Produtos        Veracel
                                         Trading       Celulose     Agroflorestal      de Barra do      de Madeira       Celulose
                                            S.A.    (USA), Inc.          S.A. (i)      Riacho S.A.            S.A.     S.A.  (ii)
                                      ------------  -------------   ---------------  ---------------  --------------  -------------
In subsidiaries
  Interest in voting capital - %             100            100               100               51             100             50
                                      ------------  -------------   ---------------  ---------------  --------------  -------------
    At December 31
     Subscribed and paid-up capital       22,240            578            72,300            1,248         130,940        862,193
     Stockholders' equity                457,149         12,666            70,175            1,566          64,194        842,255
     Net income (loss) for the year       10,356            608                                202          (7,472)        38,699
     Investment movement
     At the beginning of the year      1,100,243         14,746            69,005              696          65,176         96,720
     Capital paid-up                                                        1,170                            6,490        294,311
     Acquisition of investment
     Increase in equity interest
       in subsidiary (iv)                                                                                                  10,746
     Incorporation of subsidiary
     Reduction of capital in
       subsidiary (v)                   (470,250)
    Equity in the results of
       subsidiaries  (vi)               (172,844)        (2,080)                               103          (7,472)        19,350
                                      ------------  -------------   ---------------  ---------------  --------------  -------------
                                         457,149         12,666            70,175              799          64,194        421,127
Acquisition of  investment goodwill                                                                                        50,305
Realization of goodwill                                                                                                   (27,551)
                                      ============  =============   ===============  ===============  ==============  =============
                                         457,149         12,666            70,175              799          64,194        443,881
                                      ============  =============   ===============  ===============  ==============  =============
Other investments

   Total





                                                              2003             2002
                                   --------------------------------  ---------------



                                          Riocell
                                        S.A.(iii)           Total            Total
                                      -------------  --------------  ---------------
In subsidiaries
  Interest in voting capital - %              100
                                      -------------
    At December 31
     Subscribed and paid-up capital       269,861
     Stockholders' equity                 858,235
     Net income (loss) for the year        64,653
     Investment movement
     At the beginning of the year                       1,346,586          708,905
     Capital paid-up                                      301,971           44,736
     Acquisition of investment            795,750         795,750
     Increase in equity interest
       in subsidiary (iv)                                  10,746
     Incorporation of subsidiary                                            (3,639)
     Reduction of capital in
       subsidiary (v)                                    (470,250)
    Equity in the results of
       subsidiaries  (vi)                  62,485        (100,458)         596,584
                                      -------------  --------------  ---------------
                                          858,235       1,884,345        1,346,586
Acquisition of  investment goodwill       839,305         889,610           73,070
Realization of goodwill                    (3,967)        (31,518)         (50,307)
                                      =============  ==============  ===============
                                        1,693,573       2,742,437        1,369,349
                                      =============  ==============  ===============
Other investments                                             270              270
                                                     --------------  ---------------
   Total                                                2,742,707        1,369,619
                                                     =============== ===============


-----------------------------------------------------------------------------
                                                                        Pag.: 38

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(i) As described in Note 1, this subsidiary granted its land for the cultivation of eucalypt forests.


 (ii) The goodwill paid in the acquisition of Veracel Celulose S.A. was based on the market value of assets and on the estimates relating to future business profitability, being amortized, up to December 2003, the amount of R$ 27,551, including goodwill amortization of R$ 16,803, relating to the installment of the purchase of 5% occurred in January 2003.

      The amortization of goodwill based on the market value of assets occurs according to their realization, while the goodwill based on estimates of future profitability occurs based on the utilization of eucalypt cultivation areas, being, in such case, appropriated to the cost of Forest formation and recognized in income for the year upon the cutting period.


(iii) The goodwill determined on the acquisition of the investment in Riocell S.A., occurred on June 30, 2003, was based on the market value of assets and on the estimates of future profitability, being amortized, up to December 2003, the amount of R$ 3,967.

      The amortization of the goodwill based on the market value of assets will be made according to their realization, while the installment based on future profitability will be made over ten years, as from January 2004.

(iv) Within the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during 2003, capital was increased by R$ 294,311, toward to the construction of the plant unit, as described in Note 1, and it was purchased 5% of the capital of Veracel Celulose S.A., amounting to R$ 33,718, being calculated a goodwill of R$ 22,972 (Note 9 (ii)).


(v) In August 2003, was approved a capital reduction of Aracruz Trading S.A. in the amount of US$ 156 million, equivalent to R$ 470,250. These funds were transferred to Aracruz Celulose S.A. for resource centralization purposes.

(vi) The exchange result of the foreign investments were registered in Equity in results of subsidiaries.


-----------------------------------------------------------------------------
                                                                        Pag.: 39

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

10   Fixed assets


                                                                                                                2003          2002
                                                                          -------------------------------------------  ------------
                                                                                           Accumulated
                                                         Annual rate of                    depletion /
                                                       depreciation - %          Cost     depreciation           Net           Net
                                                     -------------------  ------------  ---------------  ------------  ------------
Parent Company

Land                                                                          480,190                        480,190       410,993
Industrial and forestry equipment                                4 a 25     3,474,740        1,447,153     2,027,587     2,025,576
Forests                                                             (*)       610,179           84,496       525,683       402,427
Buildings and improvements                                       4 e 10       830,296          418,962       411,334       351,144
Data processing equipment                                            20        78,354           52,190        26,164        21,674
Administrative and other  facilities                         4, 10 e 20        69,892           42,988        26,904        22,078
Construction in progress                                                       19,066                         19,066       218,034
                                                                          ------------  ---------------  ------------  ------------

Total parent company                                                        5,562,717        2,045,789     3,516,928     3,451,926
                                                                          ------------  ---------------  ------------  ------------

Subsidiaries and investment in affiliated company

Land                                                                          173,610                        173,610       122,846
Industrial and forestry equipment                                4 a 20       975,927          425,906       550,021        36,126
Forests                                                             (*)       230,296           68,532       161,764        82,999
Buildings and improvements                                       4 e 10       118,080           53,287        64,793        32,275
Equipment of  data processing                                        20        13,412           10,459         2,953         1,646
Administrative and other  facilities                         4, 10 e 20        35,156            7,298        27,858         2,993
Advances for projects in progress                                             149,872                        149,872
Construction in progress                                                       76,566                         76,566         3,307
                                                                          ------------  ---------------  ------------  ------------

Total consolidated                                                          7,335,636        2,611,271     4,724,365     3,734,118
                                                                          ============  ===============  ============  ============


     (*)  Depreciated in accordance with criteria described in Note 2(d).


     Depreciation/ depletion expense in 2003 and 2002 was allocated as follows:


                                                                      Parent company  and consolidated
                                                  -----------------------------------------------------
                                                                         2003                     2002
                                                  ---------------------------- ------------------------
      Industrial and forestry costs                                   281,114                  238,775
      Operating expenses                                                4,831                    4,048
                                                  ---------------------------- ------------------------

      Parent company                                                  285,945                  242,823


      Industrial and forestry costs                                    36,794                   11,875
      Operating expenses                                                2,236                      487
                                                  ---------------------------- ------------------------

      Consolidated                                                    324,975                  255,185
                                                  ============================ ========================



11   Deferred


-----------------------------------------------------------------------------
                                                                        Pag.: 40

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


                                                                     Amortization
                                                                          (years)                 2003             2002
                                                          ------------------------  -------------------  ---------------
Parent company

Pre-operating  expenses                                                        10               64,555           64,555
Administrative expenses and product development                            3 a 10               11,244           11,244
Improvements to forestry properties                                            10                1,330            1,330
                                                                                    -------------------  ---------------
                                                                                                77,129           77,129
Accumulated amortization                                                                       (65,603)         (62,367)
                                                                                    -------------------  ---------------
Total parent company                                                                            11,526           14,762
                                                                                    -------------------  ---------------

Subsidiaries and investment in affiliated company

Forests                                                                                         94,774           81,747
Industrial                                                                     10                6,655            6,655
Others                                                                                           1,063            1,109
                                                                                    -------------------  ---------------
                                                                                               102,492           89,511
Accumulated amortization                                                                       (18,873)         (10,000)
                                                                                    -------------------  ---------------
                                                                                                83,619           79,511
                                                                                    -------------------  ---------------
Total consolidated                                                                              95,145           94,273
                                                                                    ===================  ===============

Amortization in 2003 and 2002 was allocated as follows:

                                                                                                  2003             2002
                                                                                    -------------------  ---------------
Industrial and forestry costs                                                                    2,936            3,034
Operating expenses                                                                                 300            1,898
                                                                                    -------------------  ---------------
Parent company                                                                                   3,236            4,932
                                                                                    -------------------  ---------------
Industrial costs                                                                                 8,203            7,470
                                                                                    -------------------  ---------------
Operating expenses of subsidiaries
                                                                                    -------------------  ---------------

Consolidated                                                                                    11,439           12,402
                                                                                    ===================  ===============












12   Loans and financing


-----------------------------------------------------------------------------
                                                                        Pag.: 41

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


                                                                                       Parent Company                   Consolidated
                                                                            --------------------------   ---------------------------
                                                           Annual rate
                                                          of interest(%)          2003           2002           2003           2002
                                                         -----------------  -----------  -------------   ------------  -------------
Local currency
  Loans indexed to TJLP                                        7.8 a 10.0      612,225        676,438        669,055        737,742
  Loans indexed to "basket of currencies"                   10.11 a 11.97      135,505        260,462        135,505        260,462
  Loans indexed to "others currencies"                               8.75        3,297         11,769          3,297         11,769

Foreign currency (US dollars)
  Loans linked to securitization of export receivables        5.98 e 7.05                                  1,888,023        887,583
  Eurobonds                                                             9                     548,810
  Advances on export contract / Prepayment                     1.5 a 4.33    1,150,800        641,381      1,151,399        641,381
  Exchange advances delivered (ACE's)                         2.00 a 2.15                                                    26,500
  Other loans / financings                                    1.26 a 7.08       63,540         79,012        235,332        406,500
                                                                            -----------  -------------   ------------  -------------

                                                                             1,965,367      2,217,872      4,082,611      2,971,937

Current portion (including accrued interest)                                  (893,661)    (1,162,862)    (1,164,129)      (692,950)
                                                                            -----------  -------------   ------------  -------------

Long-term maturities                                                         1,071,706      1,055,010      2,918,482      2,278,987
                                                                            ===========  =============   ============  =============

2004                                                                                          421,278                       819,467
2005                                                                           148,454        150,491        370,227        340,160
2006                                                                           290,313        147,169        641,374        340,032
2007                                                                           436,722        140,664        784,787        332,372
2008 a 2011                                                                    196,217        195,408      1,122,094        446,956
                                                                            -----------  -------------   ------------  -------------
                                                                             1,071,706      1,055,010      2,918,482      2,278,987
                                                                            ===========  =============   ============  =============


     At December 31, 2003, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 760,628 (2002 - R$ 925,912), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.33% and 10.41% to be amortized in the period from 2004 to 2009.

     The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

     As from February through June 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.51% to 2.67%. The amount of US$ 50 million was amortized in May 2003, US$ 50 million was amortized in September 2003, US$ 12.5 million was amortizes in October 2003 and the remaining balance will be amortized in the period from January at April 2004.

     In August 2003, Aracruz Celulose S.A. settled US$ 150 million in Eurobonds acquired by subsidiary Aracruz Trading S.A.

     In June 2003, Aracruz Celulose S.A. obtained US$ 60 million in pre-export financing for amortization in December 2004, paying interest of 4.33%.


     Aracruz Trading S.A. obtained US$ 100 million in long-term financing guaranteed by future exports of Aracruz Celulose S.A., paying annual interest rates of 2.71% and 2.74%. This financing matures in May and June 2004 and can be repaid in advance. The amounts of US$ 37.5 million and US$
     25.0 million were repaid


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CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

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     in advance in December 2002 and May 2003, respectively. At December 31,
     2003, the principal remained was US$ 37.5 million.

     In February 2002, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity
     (SPE). This SPE received US$ 250 million through the issue of export securitization notes and these funds were advanced to Aracruz Trading S.A. In August 2003, the Company, through Aracruz Trading S.A., carried out a second issue of export securitization notes, amounting to US$ 400 million, under the same terms and conditions as those established in the securitization program of February 2002. On the other hand, Aracruz Celulose S.A. securitized the debt raised for the sale to the SPE of 95 percent of its current and future receivables. In June 2003, this debt was reduced to 80 percent. Fund surpluses received related to contract requirements are transferred to the Company on a monthly basis.

     The table below summarizes the terms and conditions of both note issues, as established in the securitization program.


                                                                                                           Principal balance
                                                                                      ---------------------------------------
                        Original credit                Annual
            Issued             line US$       interest rate %              Due date                    2003             2002
-------------------  ------------------- ---------------------  --------------------  ----------------------  ---------------
     February 2002              250,000                 5.984         February 2009                 722,300          883,325
       August 2003              400,000                 7.048        September 2011               1,155,680
                     -------------------                                              ----------------------  ---------------
                                650,000                                                           1,877,980          883,325
                     ===================                                              ======================  ===============



13   Financial Instruments (CVM Instruction No. 235/95)

(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.


     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.




(b)  Market value

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of


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     amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

     The estimated market values of the Company's financial instruments at December 31, 2003 can be summarized as follows:



                                                                 Parent Company                                Consolidated
                                          --------------------------------------  ------------------------------------------
                                                    Accounting           Market              Accounting              Market
                                          ---------------------  ---------------  ----------------------  ------------------
     Assets

     Cash and cash equivalents                             494              494                  78,989              78,989
     Marketable securities                               3,315            3,315                 169,498             169,498
     Debt securities                                   826,286          826,286                 826,286             826,286

     Liabilities

     Short and long-term financing
       (interests included) (*)                      1,965,367        2,060,939               4,082,611           4,178,183



     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(c)  Financial derivatives

     At December 31, 2003, the financial derivative position is represented by 1,350 foreign exchange futures contracts (at the Commodities Futures Exchange (BM&F)) with net notional amount of R$ 195.5 million (US$ 67.7 million), falling due on April 2004,


14   Stockholders' equity

(a)  Capital and reserves

     At December 31, 2003 and 2002, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,137 (2002 - 40,326) thousand Class A preference shares and 539,026 (2002 - 536,837) thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

     The market value of the ordinary shares and Class A and Class B preferred shares Aracruz Celulose S.A., based on the last share price prior to the closing date were R$ 7.30, R$ 8.64 e R$ 10.60 per share, respectively.

     In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply


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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

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     with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.

     In the proposal of the appropriation of income for the year ended December 31, 2003, it is estimated a withholding income, in the amount of R$ 474,512, recorded on reserve for investments. This reserve is used to meet the Company's investment plan. This allocation will be submitted for approval at the Stockholders' General Meeting.


(b)  Dividends


     The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

     Based on the capacity of operational generation of the Company's cash flows, management proposes the payment of dividends amounting to R$ 360,000 thousand, equivalent to R$ 363.88 per lot of one-thousand Class A and B preferred shares and R$ 330.80 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:


                                                                                             2003             2002
                                                                                    --------------  ---------------
     Net income for the year - parent Company                                             878,433           60,516
     Constitution of legal reserve                                                        (43,921)          (3,026)
                                                                                    --------------  ---------------

     Adjusted net income                                                                  834,512           57,490
                                                                                    ==============  ===============

     Proposed dividends:
        Dividends due to Class A preferred shares (equivalent to
             R$ 363.88  (2002 - R$ 250.00) per thousand shares)                            13,878           10,081
        Dividends due to Class B preferred shares (equivalent to
             R$ 363.88 (2002 - R$ 250.00) per thousand shares)                            195,639          133,864
        Dividends due to common shares  (equivalent to
             R$ 330.80 (2002 - R$ 227.27) per thousand shares)                            150,483          103,386
                                                                                    --------------  ---------------

                                                                                          360,000          247,331
                                                                                    ==============  ===============





(c) Acoes em tesouraria

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also


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CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

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     given to keeping 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

     In meeting accomplished on October 17, 2002, Council of Administration of Aracruz Celulose S.A., in the terms of what disposes the interruption XIV of the art. 16 of its Social Statute and the goods 1st and 8th of the Instruction CVM no. 10, 14.02.80, authorized the Management to negotiate with treasury stock of emission of the own Company to the limit of, 1,115,933 common shares, 259,216 preferred shares class A and 43,197,491 preferred - class B ". The Company has for objective its subsequent cancellation, without decrease of the social capital.


     On December 31, 2003, the Company hold 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock (2002 - 483 thousand ordinary shares and 1,374 thousand Class B preferred shares).


15   Employee post-retirement benefit plans

     The ARUS-Fundacao Aracruz of Social Seguridade is a closed entity of deprived precaution, that it acts under the form of a multisponsor fund, as civil society without profitable ends.

     In September of 1998, ARUS implanted new plan of benefits, Retirement ARUS'S Plan, that adopts the system of defined contribution for the retirement. The new plan replaced the previously existent plan.

     The contributions done by Aracruz Celulose S.A.and the other sponsors, equivalent to 4.66% of the payroll, which totaled in 2003 R$ 3,195 (2002 - R$ 2,902), consolidated R$ 3,369 (2002 - R$ 3,027). The contributions accomplished by the employees of Aracruz Celulose S.A. totaled, in 2003, R$ 2,789 (2002 - R$ 2,166), consolidated R$ 2,895 (2002 - R$ 2,234).


16   Insurance coverage


     In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

     At December 31, 2003, the Company's assets were insured against loss for a total amount of R$ 1,100,000 (2002 - R$ 1,300,000) (maximum indemnity per loss event).




17   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.


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CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

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(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

     At December 31, 2003, the Company maintained provisions in the approximate amounts of R$ 4,400 (unhealthy and dangerous work conditions) and R$ 12,900 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 11,200.


(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

     At December 31, 2003, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7,347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.


     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In acordance with terms, at December 31, 2003, the Company had donated approximately R$ 6,557 (during 2003 - R$ 1,877) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".



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CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

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(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. Due to court decisions unfavorable to other taxpayers on similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to accede to the PAES - special payment in installments (R$ 59,471) - created by Law 10,684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999-September 2003, amounts approximately to R$ 125,300, due adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.


(e)  Income tax and social contribution related to the Plano Verao

     In December 1994, the Company petitioned the Tribunal Regional Federal da 2a regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630. The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively.


(f)  ICMS

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68.3 million (Espirito Santo) and R$ 16.8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85.9 million at May 31, 2001, R$ 63.7 million were approved. The remaining amount of R$ 22.2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.


(g)  Social Contribution

     In September, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the


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     amounts of tax credits previously compensated in this regard. The accumulated amount as of December 31, 2003 is R$ 88,600 million, which is being accrued as a liability until a final decision is reached.


(h)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 20,300. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 12,300.


18  Tax Incentives

     The Company is located at an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non refundable amounts determined through the profit on tax-incentive activities, as follows:

     (i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

     (ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

     At December 31, 2003, this tax incentive benefit amounted to R$ 100,931, and was recorded in "Capital reserve", which can be used only to absorb losses of capital increase.

     On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company has so been entitled. Such decision has resulted from a reexamination by the legal department of the Regional Integration Ministry, which has concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

     Based on the advice of external legal counsels, Company's management believes that such decision is not correct, as the most appropriate interpretation of the legislation would necessarily lead to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Also, based on the advice of external legal counsels, management believes that the ADENE's decision does not affect the benefits already recorded during 2003 as they were duly recognized under so existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the year ended December 31, 2003.


     Finally, management will seek all available legal instruments to protect its rights and to revoke the ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.


19   Reconciliation of Shareholders Equity


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     and Results of Operations - Parent Company and Consolidated


                                                                                           2003                2002
                                                                              -----------------  -------------------
     Stockholders Equity
     Shareholders Equity - Parent Company                                            2,812,059            2,260,372
     Unrealized profits                                                               (128,303)            (108,619)
     Unrealized shipping expense                                                        16,299               12,320
     Income tax over unrealized profits                                                 38,081               30,575
                                                                              -----------------  -------------------

     Income tax over unrealized profits                                              2,738,136            2,194,648
                                                                              =================  ===================

     Results of period

     Net income (loss) - Parent Company                                                878,433               60,516
     Unrealized shipping expensezado                                                     3,979                5,759
     Realized (unrealized) profits                                                     (19,684)             (76,683)
     Income tax over (realized) unrealized profits                                       7,507               22,518
                                                                              -----------------  -------------------

     Net income (loss) - Consolidated                                                  870,235               12,110
                                                                              =================  ===================



20   Commitments

     Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. In December 1999 and May 2002 for the supply of chemical products to Aracruz include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which Aracruz assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

     On February 21, 2001, Riocell S.A. (formerly Klabin Riocell S.A.) entered into agreements with a third party for the sale its land and forest, whereby Riocell agrees to repurchase wood wastes up to December 31, 2014. The unusable portion of the wastes purchased up to December 31, 2003 generated the recording of a provision for inventory losses in the amount of R$ 2,447. Company management is looking for alternatives aimed at enhancing the use of these wood wastes.

     The Company entered into a loan agreement with Bahia Sul Celulose S.A. to obtain a loan of 1,900 thousand m(3) of eucalypt wood, to be provided by the Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned considering similar operating conditions between 2006 and 2008. Based on current costs of forest formation, at December 31, 2003, it was provisioned an amount of R$ 3,708 relating to the volume already provided.
                                  *     *     *

     Supplemental Information

1    Statement of cash flows


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

                                                                        Parent Company                     Consolidated
                                                       --------------------------------  -------------------------------
                                                                 2003             2002            2003             2002
                                                       --------------- ----------------  --------------  ---------------
Operating activities

Net income for the year                                       878,433           60,516         870,235           12,110
  Adjustments to reconcile net income for the year
    with cash flow provided by operating activities
     Depreciation, amortization and depletion                 289,181          247,755         336,414          267,587
     Equity in the results of subsidiaries                    100,458         (596,584)
     Income tax and social contribution                        82,470            4,182          80,204          (31,168)
     Exchange and monetary variations                        (519,531)         843,466        (342,233)        632,053
     Fiscal incentive - ADENE                                 100,931                          100,931
     Provision for contingencies, net                         173,456           69,189         171,823           69,622
     Provision for losses in tax credits                       70,346          170,536          70,346          170,536
    Realization of goodwill                                    26,948            4,570          26,948            4,570
     Residual value of property, plant and
        equipment disposed of                                     740            2,102           2,156            2,094

Decrease (increase) in assets
     Debt securities                                          (31,889)         172,386         (21,054)         172,495
     Accounts receivable                                     (319,520)         102,635         (78,572)        (189,264)
     Inventories                                              (30,488)         (43,792)        (57,897)         (73,269)
     Taxes recoverable                                        140,128         (103,483)        127,836         (104,604)
     Others                                                    (2,262)           2,325          (8,474)          (4,259)

Increase in liabilities
     Suppliers                                                 22,431           69,517        (103,264)          79,503
     Loans from related parties (includes interests)        1,073,386          360,271
     Interests on loans and financings                        (22,634)         (15,956)        (11,355)         (19,339)
     Social contribution                                       22,264          (65,109)         59,052          (65,291)
     Provisions for litigation and contingency               (152,709)          (1,730)       (130,649)          (1,731)
     Others                                                    64,852            4,597          46,220            5,512
                                                       --------------- ----------------  --------------  ---------------

Cash provided by operating activities                       1,966,991        1,287,393       1,138,667          927,157
                                                       --------------- ----------------  --------------  ---------------




                                                                        Parent Company                     Consolidated
                                                       --------------------------------  -------------------------------
                                                                 2003             2002            2003             2002
                                                       --------------- ----------------  --------------  ---------------
Investing activities


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                                                                        Pag.: 51

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


  Debt securities                                              83,470         (109,347)         72,635         (109,456)
  Additions to permanent assets
     Investments in subsidiaries                           (1,970,744)         (44,736)     (1,658,027)
     Fixed assets                                            (350,076)        (706,421)       (615,593)        (737,734)
     Deferred charges                                                                          (12,310)          (5,766)
     Reduction of capital                                     470,250
     Effect on cash originating the subsidiary
        Acquisicao                                                                              12,157
     Proceeds received from sale of  permanente assets          2,080            3,026           2,359            3,035
                                                       --------------- ----------------  --------------  ---------------

Cash provided by (used in) investing activities
                                                           (1,765,020)        (857,478)     (2,198,779)        (849,921)
                                                       --------------- ----------------  --------------  ---------------

     Loans and financings
        Additions                                           2,398,074        1,682,325       5,082,660        2,801,069
        Repayments                                         (2,295,716)      (1,911,811)     (3,519,830)      (2,757,454)
     Treasury stock acquired                                       (8)          (7,943)             (8)          (7,943)
     Cash dividends                                          (314,545)        (179,730)       (314,545)        (179,730)
                                                       --------------- ----------------  --------------  ---------------

Cash provided by (used in) financing activities
                                                             (212,195)        (417,159)      1,248,277         (144,058)
                                                       --------------- ----------------  --------------  ---------------

Effect of changes in Exchange rates on cash and cash
equilavent                                                                                     (42,015)         108,813
                                                       --------------- ----------------  --------------  ---------------

Increase in cash and cash equivalents
                                                              (10,224)          12,756         146,150           41,991
                                                       --------------- ----------------  --------------  ---------------

Cash and cash equivalents, beginning of year
                                                               14,033            1,277         102,337           60,346
                                                       --------------- ----------------  --------------  ---------------

Cash and cash equivalents, end of year
                                                                3,809           14,033         248,487          102,337
                                                       =============== ================  ==============  ===============



2 Statement of value added


                                                                        Parent Company                     Consolidated
                                                       --------------------------------  -------------------------------
                                                                 2003             2002            2003             2002
                                                       --------------- ----------------  --------------  ---------------



-----------------------------------------------------------------------------
                                                                        Pag.: 52

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS        Base Period - 12/31/2003

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                 42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


Income                                                      2,726,501        1,688,764       3,149,204        2,088,963
Consumables acquired from third parties                    (1,097,355)        (835,089)     (1,446,348)        (940,120)
                                                       --------------- ----------------  --------------  ---------------
Gross value added                                           1,629,146          853,675       1,702,856        1,148,843

Retentions

   Depreciation, amortization and depletion                  (289,181)        (247,755)       (336,414)        (267,587)
                                                       --------------- ----------------  --------------  ---------------
Net value added generated
   by the Company                                           1,339,965          605,920       1,366,442          881,256
                                                       --------------- ----------------  --------------  ---------------
Received in transfers
   Financial income - including monetary
     and exchange variations                                   87,723          338,841          21,683          410,048
   Equity in results of subsidiary companies                 (100,458)         596,584
                                                       --------------- ----------------  --------------  ---------------
                                                              (12,735)         935,425          21,683          410,048
Available value for distribution                            1,327,230        1,541,345       1,388,125        1,291,304
                                                       =============== ================  ==============  ===============

Distribution of value added

Government and community
   Taxes and contributions                                    555,669          126,204         595,177           93,421
   Support, sponsorship and donations                           9,286           12,397           9,326           12,425
                                                       --------------- ----------------  --------------  ---------------
                                                              564,955          138,601         604,503          105,846

Employees                                                     128,815          117,598         146,039          131,324

Interest on third parties' capital
   Financial expenses                                        (244,973)       1,241,383        (232,652)       1,058,777
   Capitalized interest                                                        (16,753)                         (16,753)
                                                             (244,973)       1,224,630        (232,652)       1,042,024
                                                       --------------- ----------------  --------------  ---------------
Remuneration of the same capital                              360,000          247,331         360,000          247,331

Income withheld                                               518,433         (186,815)        510,235         (235,221)
                                                       --------------- ----------------  --------------  ---------------
Total distributed and withheld                              1,327,230        1,541,345       1,388,125        1,291,304
                                                       =============== ================  ==============  ===============




                                  *     *     *



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                                                                        Pag.: 53